08

Parkvale FINANCIAL CORPORATION

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Parkvale
Bank

TABLE OF CONTENTS



"My small business doesn't feel so small now, thanks to my partnership with Parkvale Bank"
Jeff DeZulovich Owner, JAD Contracting, Inc.
CONTRACTING, INC.



"Parkvale's team of professionals structured my loans to meet my business needs.
Local decisions for local businesses."
Pat Ballon—Owner, Brownsville Hardware

(Dollar amounts in thousands except per share data)

Balance Sheet Data at June 30:	2008	2007	2006	2005	2004
Total assets	**$1,851,392**	$1,844,231	$1,858,715	$1,875,844	$1,612,453
Loans	**1,201,665**	1,234,397	1,217,328	1,198,070	1,015,078
Investment securities	**444,375**	379,943	425,183	485,102	497,946
Deposits	**1,493,685**	1,469,084	1,451,764	1,478,335	1,281,971
FHLB advances and other debt	**213,395**	224,764	239,413	240,257	190,403
Shareholders' equity	**131,631**	129,670	122,704	112,971	104,686
Book value per share	**24.01**	23.10	21.64	20.09	18.76

Operating Data for the Year Ended June 30:	2008	2007	2006	2005	2004
Total interest income	**$ 97,882**	$ 97,260	$ 89,575	$ 77,522	$ 70,043
Total interest expense	**57,978**	58,871	50,977	42,765	41,519
Net interest income	**39,904**	38,389	38,598	34,757	28,524
Provision for loan losses	**2,331**	828	736	229	(106)
Net interest income after provision for loan losses	**37,573**	37,561	37,862	34,528	28,630
Noninterest income	**8,452**	10,358	9,415	8,176	8,068
Noninterest expense	**28,623**	28,039	27,640	25,597	22,346
Income before taxes	**17,402**	19,880	19,637	17,107	14,352
Income tax expense	**4,599**	6,455	6,325	5,440	4,336
Net income	**$ 12,803**	$ 13,425	$ 13,312	$ 11,667	$ 10,016
Net income per diluted share	**$ 2.31**	$ 2.34	$ 2.33	$ 2.06	$ 1.77

Other Selected Data (Statistical Profile): Year Ended June 30:	2008	2007	2006	2005	2004
Average yield earned on all interest-earning assets	**5.66%**	5.55%	5.11%	4.64%	4.53%
Average rate paid on interest-bearing liabilities	**3.42**	3.44	2.96	2.62	2.77
Average interest rate spread	**2.24**	2.11	2.15	2.02	1.76
Net yield on average interest-earning assets	**2.31**	2.19	2.20	2.08	1.84
Other expenses to average assets	**1.56**	1.51	1.49	1.46	1.39
Efficiency ratio	**59.19**	57.52	57.57	59.62	61.07
Return on average assets	**0.70**	0.73	0.72	0.67	0.62
Dividend payout ratio	**38.12**	34.19	34.33	38.83	42.94
Return on average equity	**9.73**	10.54	11.26	10.70	9.75
Average equity to average total assets	**7.15**	6.88	6.38	6.23	6.38

At June 30:	2008	2007	2006	2005	2004
One year gap to total assets	**2.07%**	1.67%	-3.52%	3.77%	-0.81%
Intangibles to total equity	**23.04**	24.09	26.21	29.32	10.64
Shareholders' equity to assets ratio	**7.11**	7.03	6.60	6.02	6.49
Ratio of nonperforming assets to total assets	**0.85**	0.34	0.25	0.47	0.49
Nonperforming assets	**$ 15,808**	$ 6,196	$ 4,564	$ 8,815	$ 7,953
Allowance for loan losses as a % of gross loans	**1.25%**	1.14%	1.21%	1.25%	1.34%
Number of full-service offices	**48**	47	47	46	39

A MESSAGE TO OUR SHAREHOLDERS

Similar to many banks nationally, regionally and locally, fiscal 2008 proved to be a very challenging year. We witnessed near chaos in the financial sector of the equities market, a nationwide housing meltdown, bank failures on the scale that we have not seen in decades and the bailout of Fannie Mae and Freddie Mac, two of the nation's largest government sponsored enterprises. Earnings, stock price and asset quality challenged all financial institutions as the convergence of several negative economic variables produced an increase in loan defaults, foreclosures and writedowns in investment securities. Despite these obstacles, on an operating basis, income actually increased from a year ago and we are able to report increases in net interest income, interest rate spread, core deposits and non-interest income.



ROBERT J. McCARTHY, JR.
President and
Chief Executive Officer

Parkvale reported net income for the fiscal year ended June 30, 2008 of $12.8 million or $2.31 per diluted share, compared to net income of $13.4 million or $2.34 per diluted share for the fiscal year ended June 30, 2007. The decrease of $622,000 in net income for the fiscal year is primarily related to $3.2 million of security writedowns for the year ($2.6 million in June and $600,000 in the March quarter). The security writedowns were necessary to reduce the carrying value of equity securities in two of the top ten bank holding companies in the United States and investments in Freddie Mac to their market values at June 30, 2008. On an operating basis, excluding the security writedowns, net income for fiscal 2008 would have been $14.9 million or $2.68 per share.

We are well aware that our stock price began fiscal 2008 trading at $29.70 and ended the year at $23.60. While we wish the movement of our stock price had been positive, like many others Parkvale's stock price has been affected by weakened equity and credit market conditions. It is difficult to predict when a more favorable market will return bank valuations to more traditional trading multiples. As shareholders of Parkvale, you can rest assured that we will do everything possible to protect your investment and keep our company moving in the right direction.

While Parkvale does not originate, purchase or own subprime mortgage loans or securities, we were not immune to the developments in the subprime marketplace. The resulting housing meltdown and the general decline in credit quality within our loan portfolio caused higher than average loan loss provisions. For the year, Parkvale's provision for loan losses was $2.3 million, up from $828,000 for fiscal 2007. This significant increase to the provision for loan losses was done to address the weakness in housing prices nationally and the increase in Parkvale's non-accrual loans and real estate owned, which increased from $6.2 million at June 30, 2007 to $15.8 million at June 30, 2008. This represents an increase in the ratio of non-accrual loans and real estate owned from 0.34% of total assets at June 30, 2007 to 0.85% of total assets at June 30, 2008. While credit quality ratios deteriorated during the year, our asset review program identified these credits early and we believe that we are adequately reserved for potential problems. Total reserves as a percentage of gross loans increased from 1.14% at June 2007 to 1.25% at June 30, 2008.

Even though 2008 earnings where less than satisfactory, we believe our business strategy of operating efficiently will keep us on the right track. In challenging times, one key advantage in any business is the depth and quality of its people. We are blessed with many terrific, high-performing individuals whose unwavering commitment to fulfilling our customers' changing financial needs in an operationally efficient manner has resulted in an other expense to average assets ratio for 2008 of 1.56%, very good by any measure. Our efficiency ratio for 2008 of 59.2% also measures up well against our peer group.

We are pleased to report that net interest income, on a year to year basis, increased for the 20th time in the last 24 years. Net interest income was $39.9 million for 2008, up $1.5 million from a year ago. This increase was primarily attributable to a $24.6 million increase in deposits, almost exclusively core deposits, and an improved interest margin which stood at 2.24% at year end up from 2.11% at June 30, 2007. The increase in core deposits also provides a platform to cross-sell complementary services such as direct deposit, debit cards, overdraft protection and various consumer loan products.

2008 SAVINGS DEPOSITS


1,600
1,550
1,500
1,450
1,400
1,350
1,300
1,250
1,200
2006
2007
2008
Millions

To mitigate the unpredictability of interest rates and the resulting effects on net income, we have been particularly focused on ways to grow and diversify our revenue base while still building long-term shareholder value. Excluding security related transactions, other non-interest income increased 11% from $9.9 million in fiscal 2007 to $11.0 million in fiscal 2008 due to increased income from the successful operations of Parkvale Financial Services along with increased debit card income. Additionally, fiscal 2008 saw the introduction of Parkvale Settlement Services (PSS), which was established to assist Parkvale loan customers. This service was very successful during the year in providing borrowers with title insurance and settlement services and has provided many cross-sell opportunities such as hazard and auto insurance and deposit services. Since inception in November 2007, PSS has provided $209,000 of income for the Bank and we expect that to double with a full year of operation.

In the financial services industry, capital remains important and steady growth is the goal. In that regard, Parkvale continued to pursue growth opportunities with a long-term focus on expanding at a measured pace. The opening of our 48th office in Pleasant Hills, Pennsylvania, in November 2007, is evidence of this strategy and should provide new opportunities for growth. The addition of remote deposit capture to our vast array of banking services is also a judicious use of capital. This service should allow us to grow commercial deposits in the future by allowing business customers to electronically transmit check deposits conveniently from their place of business. We feel so strongly about the benefits of this new service that we converted all of our branch offices to remote capture, which has allowed us to extend the daily cut off times for getting same day credit for deposits as well as reduce operating expenses related to our item processing operation.

Finally, in 2008 we were proud to continue our focus on community involvement. Parkvale has always dedicated time and resources to making a difference in our communities, and we always will. We are privileged to have so many outstanding people at all levels of the organization take part in these activities. We salute their talents and achievements on pages 50-51 of this report. They have been the Bank's foundation for the last 65 years and remain our primary competitive advantage.

As always, we would like to express appreciation and gratitude to our customers, employees and shareholders. We assure you that we strive to create value for all. Thank you for your continued investment.

Sincerely,

Robert J. McCarthy, Jr.

Robert J. McCarthy, Jr.
President and Chief Executive Officer

September 9, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this discussion is to summarize the financial condition and results of operations of Parkvale Financial Corporation ("PFC") and provide other information, which is not readily apparent from the consolidated financial statements included in this report. Reference should be made to those statements, the notes thereto and the selected financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

INTRODUCTION

PFC is a unitary savings and loan holding company incorporated under the laws of the Commonwealth of Pennsylvania. Its main operating subsidiary is Parkvale Bank (the "Bank"), which is a Pennsylvania chartered permanent reserve fund stock savings bank headquartered in Monroeville, Pennsylvania. PFC and its subsidiaries are collectively referred to herein as "Parkvale". Parkvale is also involved in lending in the Columbus, Ohio area through its wholly owned subsidiary, Parkvale Mortgage Corporation ("PMC").

THE BANK

General

The Bank conducts business in the greater Tri-State area through 48 full-service offices with 41 offices in Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, two branches in West Virginia and five branches in Ohio. With total assets of $1.8 billion at June 30, 2008, Parkvale was the ninth largest financial institution headquartered in the Pittsburgh metropolitan area and eleventh largest financial institution with a significant presence in Western Pennsylvania.

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans, and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the greater Pittsburgh metropolitan area, which comprises its primary market area. In addition to the loans described above, these services include various types of deposit and checking accounts, including commercial checking accounts and automated teller machines ("ATMs") as part of the STAR network.

Parkvale derives its income primarily from interest charged on loans, interest on investments, and, to a lesser extent, service charges and fees. Parkvale's principal expenses are interest on deposits and borrowings and operating expenses. Lending activities are funded principally by deposits, loan repayments, and operating earnings.

Lower housing demand in Parkvale's primary lending areas, relative to its deposit growth, has spurred the Bank to purchase residential mortgage loans from other financial institutions in the secondary market. This purchase strategy also achieves geographic asset diversification. Parkvale purchases adjustable rate residential mortgage loans subject to its normal underwriting standards.

Financial Condition

Parkvale's average interest-earning assets decreased $4.6 million for the year ended June 30, 2008 over fiscal year 2007. The overall reduction in average total assets is primarily related to the repayment of higher cost debt during fiscal 2008 and in the latter part of fiscal 2007. Debt repayments included trust preferred securities of $7.2 million on December 26, 2007, $25 million on March 26, 2007 and $10 million each of FHLB advances in February and June 2008. Average loan balances decreased $19.6 million, while average deposit balances rose $16.1 million in fiscal year 2008.

Asset and Liability Management

Parkvale functions as a financial intermediary, and as such, its financial condition should be examined in terms of its ability to manage interest rate risk ("IRR") and diversify credit risk.

Parkvale's asset and liability management ("ALM") is driven by the ability to manage the exposure of current and future earnings and capital to fluctuating interest rates. This exposure occurs because the present value of future cash flows, and in many cases the cash flows themselves, change when interest rates change. One of Parkvale's ALM goals is to minimize this exposure.

IRR is measured and analyzed using static interest rate sensitivity gap indicators, net interest income simulations and net present value sensitivity measures. These combined methods enable Parkvale's management to regularly monitor both the direction and magnitude of potential changes in the pricing relationship between interest-earning assets and interest-bearing liabilities.

Interest rate sensitivity gap analysis provides one indicator of potential interest rate risk by comparing interest-earning assets and interest-bearing liabilities maturing or repricing at similar intervals. Total assets define the gap ratio as rate-sensitive assets minus rate-sensitive liabilities for a given time period divided by total assets. Parkvale continually monitors gap ratios, and within the IRR framework and in conjunction with net interest income simulations, implements actions to reduce exposure to fluctuating interest rates. Such actions have included maintaining high liquidity, increasing the repricing frequency of the loan portfolio, purchasing adjustable-rate investment securities and lengthening the overall maturities of interest-bearing liabilities. Management believes these ongoing actions minimize Parkvale's vulnerability to fluctuations in interest rates. The one-year gap ratio shifted from 1.67% at June 30, 2007 to 2.07% as of June 30, 2008, the three-year gap ratio went from 7.53% at June 30, 2007 to -0.92% at June 30, 2008 and the five-year gap ratio was 14.28% at June 30, 2007 versus 8.54% at June 30, 2008. The improvement in the one-year GAP ratio is due to an increase in investments and ARM loans scheduled to reprice or mature within one-year.

Gap indicators of IRR are not necessarily consistent with IRR simulation estimates. Parkvale utilizes net interest income simulation estimates under various assumed interest rate environments to more fully capture the details of IRR. Assumptions included in the simulation process include measurement over a probable range of potential interest rate changes, prepayment speeds on amortizing financial instruments, other imbedded options, loan and deposit volumes and rates, nonmaturity deposit assumptions and management's capital requirements. The estimated impact on projected net interest income in fiscal 2009 assuming an immediate shift in current interest rates, would result in the following percentage changes over fiscal 2008 net interest income: +100 basis points ("bp"), +13.1%; +200 bp, +7.4%; −100 bp, +13.8%; −200 bp, +5.1%. This compares to projected net interest income for fiscal 2008 made at June 30, 2007 of: +100 bp, +1.7%; +200 bp, −10.3%; −100 bp, +9.7%; −200 bp, −4.0%. The fluctuation in projected net interest income between fiscal 2008 and 2007 is reflective of wider net interest margins.

Interest-Sensitivity Analysis. The following table reflects the maturity and repricing characteristics of Parkvale's assets and liabilities at June 30, 2008 (Dollars in thousands):

Interest sensitive assets	<3 Months	4-12 Months	1-5 Years	5+ Years	Total
ARM and other variable rate loans	$190,231	$272,907	$260,952	$ 17,034	$ 741,124
Other fixed rate loans, net(1)	12,762	39,463	181,542	241,219	474,986
Variable rate mortgage-backed securities	4,831	24,711	122,610	41,021	193,173
Fixed rate mortgage-backed securities(1)	192	415	2,167	2,459	5,233
Investments and Federal funds sold	243,942	791	53,504	28,329	326,566
Equities, primarily FHLB	4,160	4,733	15,847	6,607	31,347
Total interest-sensitive assets	$456,118	$343,020	$636,622	$336,669	$1,772,429
Ratio of interest-sensitive assets to total assets	24.6%	18.5%	34.4%	18.2%	95.7%
Interest-sensitive liabilities					
Passbook deposits and club accounts(2)	$ 7,706	$ 26,694	$ 30,827	$127,443	$ 192,670
Checking accounts(3)	21,910	17,000	34,002	197,230	270,142
Money market deposit accounts	51,324	44,000	44,000	—	139,324
Certificates of deposit	140,771	424,538	272,346	41,301	878,956
FHLB advances and other borrowings	26,893	—	135,679	50,823	213,395
Total interest-sensitive liabilities	$248,604	$512,232	$516,854	$416,797	$1,694,487
Ratio of interest-sensitive liabilities to total liabilities and equity	13.4%	27.7%	27.9%	22.5%	91.5%
Ratio of interest-sensitive assets to interest-sensitive liabilities	183.5%	67.0%	123.0%	80.9%	104.6%
Periodic Gap to total assets	11.21%	(9.14)%	6.47%	(4.33)%	4.21%
Cumulative Gap to total assets	11.21%	2.07%	8.54%	4.21%	

(1) Includes total repayments and prepayments at an assumed rate of 15% per annum for fixed-rate mortgage loans and mortgage-backed securities, with the amounts for other loans based on the estimated remaining loan maturity by loan type.

(2) Based on historical data, assumes passbook deposits are rate sensitive at the rate of 16.3% per annum, compared with 16.0% for fiscal 2007.

(3) Include investment checking accounts, which are assumed to be immediately rate sensitive, with remaining interest-bearing checking accounts assumed to be rate sensitive at 10% in the first year and 5% per annum thereafter. Noninterest checking accounts are considered core deposits and are included in the 5+ years category.

Asset Management. A primary goal of Parkvale's asset management is to maintain a high level of liquid assets. Parkvale defines the following as liquid assets: cash, federal funds sold, certain corporate debt maturing in less than one year, U.S. Government and agency obligations maturing in less than one year and short-term bank deposits. The average daily liquidity was 19.9% for the quarter ended June 30, 2008. During fiscal 2008, in addition to maintaining high liquidity, Parkvale's investment strategy was to purchase investment grade securities rated BBB or higher and single-family adjustable rate mortgage ("ARM") loans to enhance yields and reduce the risk associated with rate volatility.

Parkvale's lending strategy has been designed to shorten the average maturity of its assets and increase the rate sensitivity of the loan portfolio. In fiscal 2008, 2007 and 2006, 66.4%, 72.3% and 78.2%, respectively, of mortgage loans originated or purchased were adjustable-rate loans. Parkvale has continually emphasized the origination and purchase of ARM loans. ARMs totaled $657.5 million or 67.9% of total mortgage loans at June 30, 2008 versus $712.2 million or 69.8% of total mortgage loans at June 30, 2007. To supplement local mortgage originations,

Parkvale purchased loans aggregating $87.7 million, $142.9 million and $139.5 million in fiscal 2008, 2007 and 2006, respectively, from mortgage bankers and other financial institutions. The loan packages purchased were predominately 3/1 and 5/1 residential ARMs. All of the fiscal 2008, 2007 and 2006 purchases were residential ARMs that were generally originated at competitive rates that may be considered teaser rates as the rates are projected to increase when the rates contractually reset in future periods. The loans purchased from others are reviewed for underwriting standards that include appraisals, creditworthiness and acceptable ratios of loan to value and debt to income that are calculated at fully indexed rates. The practice of purchasing loans or ARM securities in the secondary market is expected to continue in fiscal 2009 when liquidity exceeds targeted levels. At June 30, 2008, Parkvale had commitments to originate mortgage loans totaling $5.2 million and commercial loans of $8.8 million. Commitments to fund construction loans in process at June 30, 2008 were $10.0 million, which were funded from current liquidity.

Parkvale continues to focus on its consumer loan portfolio through new originations. Home equity lines of credit are granted up to 120% of collateral value at competitive rates. In general, these loans have shorter maturities and greater interest rate sensitivity and margins than residential real estate loans. At June 30, 2008 and 2007, consumer loans were $176.9 million and $173.5 million which represented a 2.0% increase and a 4.9% decrease over the balances at June 30, 2007 and 2006, respectively, with fixed-rate second mortgage loans totaling $100.8 million, $98.7 million and $90.6 million of outstanding balances at June 30, 2008, 2007 and 2006, respectively.

Investments in mortgage-backed securities and other securities, such as U.S. Government and agency obligations and corporate debt, are purchased to enhance Parkvale's overall net interest margin and to diversify asset concentration. During fiscal 2008, Parkvale purchased an aggregate of $361.7 million of investment securities classified as held to maturity, compared to $134.8 million of such purchases in fiscal 2007 and $53.0 million in fiscal 2006. Of the amount purchased in fiscal 2008, $283.0 million had adjustable interest rates. Of the adjustable rate securities purchased, 52% are tied to one-year treasury or Libor indices, 16% are tied to six month Libor, 27% are tied to three month Libor and 5% are tied to one month Libor. These adjustable securities were purchased at an average yield of 6.25%. Yields fell as the index rates decreased in the second half of the fiscal year. At June 30, 2008, the combined weighted average yield on adjustable corporate securities and collateralized mortgage obligations was 5.32%. If the interest rate indices were to fall further, net interest income may decrease if the net yield, after discount amortization, on these securities, as well as other liquid assets and ARM loans were to fall faster than liabilities would reprice. Substantially all debt securities are classified as held to maturity and are not available for sale or held for trading.

Liability Management. Deposits are priced according to management's asset/liability objectives, alternate funding sources and competitive factors. Certificates of deposits maturing after one year as a percent of total deposits were 21.2% at June 30, 2008 and 24.8% at June 30, 2007. The reduced percentage of longer-term certificates is reflective of consumer preference for shorter-terms. Over the past 5 years, Parkvale has made a concentrated effort to increase low cost deposits by attracting new checking customers to our community branch offices. During fiscal 2008, checking accounts increased by 10.0% compared to a 1.0% increase during fiscal 2007. Parkvale's primary sources of funds are deposits received through its branch network, and advances from the Federal Home Loan Bank ("FHLB"). FHLB advances can be used on a short-term basis for liquidity purposes or on a long-term basis to support lending activities.

Contractual Obligations

Information concerning our future contractual obligations by payment due dates at June 30, 2008 is summarized as follows. Contractual obligations for deposit accounts do not include accrued interest. Payments for deposits other than time, which consist of noninterest bearing deposits and money market, NOW and savings accounts, are based on our historical experience, judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

	Due < One Year	1-3 Years	3-5 Years	5+ Years	Total
		(Dollars in thousands)			
Deposits other than time	$168,634	$ 91,828	$ 17,001	$324,673	$ 602,136
Time deposits	565,309	204,260	68,086	41,301	878,956
Advances from FHLB	5,000	35,000	40,180	111,250	191,430
Operating leases	1,054	1,576	769	2,401	5,800
Total	$739,997	$332,664	$126,036	$479,625	$1,678,322

Concentration of Credit Risk

Financial institutions, such as Parkvale, generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk.

Credit risk is increased when lending and investing activities concentrate a financial institution's earning assets in a way that exposes the institution to a material loss from any single occurrence or group of related occurrences. Diversifying loans and investments to prevent concentrations of risks is one manner a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include, but not be limited to, geographic concentrations, loans or investments of a single type, multiple loans to a single borrower, loans made to a single type of industry and loans of an imprudent size relative to the total capitalization of the institution. For loans purchased and originated, Parkvale has taken steps to reduce exposure to credit risk by emphasizing lower risk single-family mortgage loans, which comprise 68.1% of the gross loan portfolio as of June 30, 2008. The next largest component of the loan portfolio is consumer loans at 15.1%, which generally consists of lower balance second mortgages and home equity loans originated in the greater Pittsburgh area and Ohio Valley region and an auto loan portfolio.

Nonperforming Loans and Foreclosed Real Estate

Nonperforming loans and foreclosed real estate ("REO") consisted of the following at June 30:

	2008	2007	2006	2005	2004
		(Dollars in thousands)			
Nonaccrual Loans:					
Mortgage	$ 6,004	$2,746	$1,700	$3,535	$2,610
Consumer	582	416	567	776	420
Commercial	5,943	1,177	1,321	2,850	1,925
Total nonaccrual loans	$12,529	$4,339	$3,588	$7,161	$4,955
Total nonaccrual loans as a % of total loans	1.02%	0.35%	0.29%	0.59%	0.48%
Total foreclosed real estate, net	3,279	1,857	976	1,654	2,998
Total amount of nonaccrual loans and foreclosed real estate	$15,808	$6,196	$4,564	$8,815	$7,953
Total nonaccrual loans and foreclosed real estate as a percent of total assets	0.85%	0.34%	0.25%	0.47%	0.49%

A weakening of the national and to a lesser extent local housing sector and credit markets has contributed towards an increased level of nonaccrual (delinquent 90 days or more) assets. Nonaccrual single-family mortgage loans at June 30, 2008 consisted of 39 owner occupied homes. As of June 30, 2008, $3.3 million or 55.5% of the

$6.0 million of nonaccrual mortgage loans were purchased from others. Management believes the loans are well collateralized as single-family loans are generally originated at a maximum of 80% loan to value or the borrower is otherwise required to purchase private mortgage insurance.

Commercial loans delinquent 90 days or more of $5.9 million at June 30, 2008 includes real estate loans of $3.1 million to a residential developer that has experienced very slow sales of spec units, and these loans are in the foreclosure process that was completed on September 2, 2008. An extended unit absorption rate on this multi-phase residential development caused the developer to have financial difficulties that prevented his ability to continue development of this plan. A commercial real estate loan of $756,000 is considered impaired as the primary business operating from this location has closed and foreclosure is in process. The allowance for loan losses was increased during fiscal 2008 to provide for losses on these facilities. A multi-family apartment building loan with a balance of $684,000 is more than 90 days past due and the borrower has declared bankruptcy in response to collection efforts that may result in foreclosure; management believes this facility is well collateralized.

Loans are placed on nonaccrual status when, in management's judgment, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. As a result, uncollected interest income is not included in earnings for nonaccrual loans. The amount of interest income on nonaccrual loans that has not been recognized in interest income was $426,000 for fiscal 2008 and $193,000 for fiscal 2007. Parkvale provides an allowance for the loss of accrued but uncollected interest on mortgage, consumer and commercial business loans, which are 90 days or more contractually past due.

In addition, loans totaling $4.3 million were classified as special mention and $806,000 were classified as substandard for regulatory purposes at June 30, 2008. The special mention loans consist of $1.1 million of commercial loans and $3.1 million of commercial real estate loans. These loans, while current or less than 90 days past due, have exhibited characteristics which warrant special monitoring. Examples of these concerns include irregular payment histories, questionable collateral values, investment properties having cash flows insufficient to service debt, and other financial inadequacies of the borrower. These loans are regularly monitored with efforts being directed towards resolving the underlying concerns while continuing with the performing status classification of such loans.

Loans that are 30 to 89 days past due at June 30, 2008 aggregated $11.5 million, including $9.8 million of single-family loans, compared to $8.1 million at June 30, 2007 and $10.8 million at June 30, 2006.

In addition, Parkvale has invested in trust preferred securities issued by other companies. At June 30, 2008, trust preferred securities with an aggregate carrying value of $13.0 million had deferred interest payments aggregating $300,000. For a further discussion of the trust preferred securities held by Parkvale, see Note B of Notes to Consolidated Financial Statements included in Item 8 of this document.

Allowance for Loan Losses

The allowance for loan loss was $15.2 million at June 30, 2008 and $14.2 million at June 30, 2007 or 1.25% and 1.14% of gross loans at June 30, 2008 and June 30, 2007, respectively. The allowance increased during fiscal 2008 commensurate with the increase of troubled loans. The adequacy of the allowance for loan loss is determined by management through an evaluation of individual nonperforming, delinquent and high dollar loans, economic and business trends, growth and composition of the loan portfolio and historical loss experience, as well as other relevant factors.

The loan portfolio is monitored by management on a regular basis for potential risks to detect potential credit deterioration in the early stages. Management then establishes reserves in the allowance for loan loss based upon evaluation of the inherent risks in the loan portfolio. Management believes the allowance for loan loss is adequate to absorb probable loan losses.

The following table sets forth the allowance for loan loss allocation at June 30:

	2008		2007		2006		2005		2004	
	(Dollars in thousands)									
General Allowances										
Residential 1-4 mortgages	$ 3,788	24.8%	$ 2,716	19.1%	$ 2,855	19.2%	$ 2,732	18.0%	$ 2,669	19.3%
Commercial & multi-family mortgage	4,739	31.1%	3,964	27.9%	3,802	25.5%	3,952	26.0%	4,029	29.2%
Consumer Loans	3,510	23.0%	4,154	29.3%	4,568	30.6%	4,794	31.6%	3,542	25.6%
Commercial Loans	2,741	18.0%	2,848	20.1%	3,368	22.6%	3,386	22.3%	2,895	21.0%
Total General	14,778	96.9%	13,682	96.4%	14,593	97.9%	14,864	97.9%	13,135	95.1%
Specific Allowances										
Residential 1-4 mortgage	105	0.7%	31	0.2%	32	0.2%	93	0.6%	112	0.8%
Consumer	288	1.9%	426	3.0%	256	1.7%	213	1.4%	269	1.9%
Commercial	78	0.5%	50	0.4%	26	0.2%	18	0.1%	292	2.1%
Total Specific	471	3.1%	507	3.6%	314	2.1%	324	2.1%	673	4.8%
Total Allowances for loan losses	$15,249	100.0%	$14,189	100.0%	$14,907	100.0%	$15,188	100.0%	$13,808	100.0%

The allowance on residential 1-4 family loans is $3.8 million or 0.5% of the residential 1-4 family loan portfolio at June 30, 2008, on commercial and multi-family loans the allowance is $4.7 million or 3.3% of the commercial and multi-family loan portfolio, on consumer loans the allowance is $3.5 million or 1.9% of the consumer loan portfolio and on the commercial loan portfolio the allowance is $2.7 million or 6.3% of the commercial loan portfolio.

Results of Operations

Parkvale Financial Corporation reported net income for the fiscal year ended June 30, 2008 of $12.8 million or $2.31 per diluted share, compared to net income of $13.4 million or $2.34 per diluted share for the fiscal year ended June 30, 2007. The $622,000 decrease in fiscal 2008 net income reflects increases of $3.0 million of net security impairment writedowns, $1.5 million in the provision for loan losses and $584,000 in non-interest expense, offset by a decrease of $1.9 million in income tax expense and increases of $1.5 million in net interest income and $1.1 million in other non-interest income.

Interest Income

Interest income on loans decreased by $333,000 or 0.5% in fiscal 2008. Average loans outstanding in fiscal 2008 were $1.2 billion, representing a decrease of $19.6 million or 1.6%, partially due to a decreased level of loan purchases amounting to $87.7 million during fiscal 2008 compared to $142.9 million in fiscal 2007. Single-family residential loans declined by $31.4 million or 3.7% from June 30, 2007 to June 30, 2008, and multi-family residential loans declined by $2.7 million or 8.4% over the same period. The lower interest income was mitigated by an increase in the average loan yield, which was 5.87% in fiscal 2007 and 5.94% in fiscal 2008. Interest income on loans increased by $3.9 million or 5.8% from fiscal 2007 to 2006. Commercial real estate loans and consumer loans, which have higher yields than single-family residential loans, increased in fiscal 2008. The average yield on loans increased from 5.60% in fiscal 2006 to 5.87% in fiscal 2007. In fiscal 2007, the trend of higher yields earned relates primarily to ARM loans re-pricing at higher rates based on treasury rates and Libor plus contractual additions.

Interest income on investments increased $3.0 million or 15.6% in fiscal 2008. This was the result of an increase in the average yield on investments to 5.36% in fiscal 2008 from 4.66% in fiscal 2007 and by an increase in the average balance of $1.9 million or 0.7% to $409.9 million. The higher yield in fiscal 2008 is reflective of an increase in average corporate debt securities to $105.5 million and the maturity or call of lower yielding agency securities. During fiscal 2008, there was a shift in the investment portfolio from lower yielding U.S. government and agency obligations to higher yielding trust preferred securities and AAA rated collateralized mortgage obligations. Of the investment securities held to maturity, $301.6 million matured in fiscal 2008, including $236.7 million of U.S. government and agency obligations with an average yield of 4.56%. Parkvale purchased an aggregate of

$361.7 million of investment securities classified as held to maturity during fiscal 2008 with an average yield of 5.97%, compared to $134.8 million of such purchases in fiscal 2007 with an average yield of 6.04%. The purchases in fiscal 2008 included $50.1 million of trust preferred securities with an initial yield of 7.45% and $190.6 million of AAA rated collateralized mortgage obligations with a yield of 6.00%. Interest income on investments increased by $917,000 or 5.1% from fiscal 2006 to 2007. This was the result of the average yield on investments increasing to 4.66% in fiscal 2007 from 3.96% in fiscal 2006 and offset by a $48.7 million or 10.7% decrease in the average balance.

Interest income on federal funds sold decreased $2.0 million or 31.9% from fiscal 2007 to 2008. The decrease was attributable primarily to a decrease in the average yield from 5.33% in fiscal 2007 to 3.75% in fiscal 2008, coupled with a decrease in the average federal funds sold balance from $118.6 million in fiscal 2007 to $114.8 million in fiscal 2008. The average balance of federal funds sold increased from $82.2 million in fiscal 2006 to $118.6 million in fiscal 2007 with interest income increasing $2.8 million from fiscal 2006 to 2007. The average yield increased from 4.26% in fiscal 2006 to 5.33% in fiscal 2007.

Interest Expense

Interest expense on deposits increased $1.7 million or 3.7% from fiscal 2007 to fiscal 2008. The average deposit balance increased $16.1 million or 1.1% in fiscal 2008 and the average cost increased from 3.11% in fiscal 2007 to 3.19% in fiscal 2008. The average balance of certificate accounts increased by $20.8 million or 2.4% from fiscal 2007 to fiscal 2008, and the average rate on such accounts increased by five basis points in fiscal 2008. Interest costs increased in fiscal 2008 as maturing time deposits repriced at higher rates due to competition offering a variety of specials to attract funds. Interest expense on deposits increased $8.5 million or 23.1% between fiscal 2006 and 2007. The average cost increased from 2.54% in fiscal 2006 to 3.11% in fiscal 2007, and the average deposit balance increased by $5.4 million or 0.04% from fiscal 2006 to 2007. The average balance of certificate accounts increased by $24.2 million or 2.9% from fiscal 2007 to fiscal 2008, and the average rate on certificate accounts increased from 3.84% in fiscal 2006 to 4.57% in fiscal 2007.

Interest expense on borrowed money decreased by $524,000 or 4.6% in fiscal 2008. This was due to a decrease of $10.9 million in the average balance due to the maturity of FHLB advances. The average cost of borrowings was 4.87% in fiscal 2007 and 4.88% in fiscal 2008. Interest expense on trust preferred securities decreased $2.0 million or 86.5% for fiscal 2008. The average balance decreased $22.1 million or 86.4% and the average cost decreased from 9.20% in fiscal 2007 to 9.10% in fiscal 2008. The lower average balance is attributable to the early extinguishment of $7.2 million of trust preferred securities in December 2007, which resulted in a pre-tax charge of $62,000 ($40,000 after taxes) or $0.01 per diluted share in the December 2007 quarter, and of $25.0 million of trust preferred securities in the March 2007 quarter, which resulted in a pre-tax charge of $625,000 ($407,000 after taxes) or $0.07 per diluted share. In fiscal 2007, interest expense on borrowed money decreased by $323,000 or 2.7%, primarily due to a $12.4 million or 5.0% decrease in average borrowings. The overall average cost of borrowings increased from 4.76% in fiscal 2006 to 4.87% in fiscal 2007. Interest expense on trust preferred securities decreased $238,000 or 9.2% for fiscal 2007, primarily due to the early extinguishment of $25.0 million of trust preferred securities in the March 2007 quarter.

Net Interest Income

Net interest income is the difference between interest earned on loans, investments and federal funds sold and interest paid for deposits, borrowings and trust preferred securities. A positive interest rate spread is achieved with interest-earning assets in excess of interest-bearing liabilities, which results in increased net interest income.

Net interest income increased $1.5 million or 3.9% from fiscal 2007 to fiscal 2008. The average interest rate spread increased to 2.24% in fiscal 2008 from 2.11% in fiscal 2007, while average net interest-earning assets decreased $4.6 million or 11.2%. In fiscal 2007, net interest income decreased $209,000 or 0.5%. The average interest rate spread decreased from 2.15% in fiscal 2006 to 2.11% in fiscal 2007, while average net interest-earning assets increased $11.1 million between the two years.

At June 30, 2008, the weighted average yield on loans, investments and federal funds sold was 5.49%. The average rate payable on liabilities was 2.80% for deposits, 4.69% for borrowings and 3.03% for combined deposits and borrowings.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $2.3 million in fiscal 2008, $828,000 in fiscal 2007, and $736,000 in fiscal 2006. The provision increased by $1.5 million or 181.5% in fiscal 2008 compared to fiscal year 2007. Aggregate allowances were 1.25% of gross loans as of June 30, 2008 compared to 1.14% at June 30, 2007. Management believes the allowance for loan losses is adequate to cover the amount of probable credit losses in the loan portfolio as of June 30, 2008. Parkvale's nonperforming assets and allowance for loan losses are discussed earlier in this section. In addition, see "— Critical Accounting Policies and Judgments — Allowance for Loan Losses."

Noninterest Income

Total noninterest income decreased by $1.9 million or 18.4% in fiscal 2008. Fee income derived from deposit accounts decreased $23,000, while other fees and service charges on loan accounts increased $201,000. Net gain on the sale (writedown) of securities decreased by $3.0 million. The fiscal 2008 net loss on the writedown of securities of $3.2 million was partially offset by $581,000 of gains on miscellaneous securities. In fiscal 2007, the net gain on sale of securities was $440,000. Service charges on deposit accounts increased by $624,000, while other service charges and fees decreased by $110,000 between fiscal 2007 and 2006.

Other income increased $930,000 or 54.5% in fiscal 2008, and increased $117,000 or 7.4% in fiscal 2007. The cash surrender value of bank owned life insurance increased by $1.1 million in fiscal 2008 compared to $527,000 in fiscal 2007 due primarily to a $10 million investment made in July 2007. Investment service fee income earned by Parkvale Financial Services investment representatives increased $292,000 to $1.0 million in fiscal 2008 versus $749,000 in fiscal 2007 and $649,000 in fiscal 2006.

Noninterest Expense

Total noninterest expense increased $584,000 or 2.1% in fiscal 2008 and by $399,000 or 1.4% in fiscal 2007 over fiscal 2006.

Compensation and employee benefits increased $1.1 million or 7.2% during fiscal 2008 and $345,000 or 2.3% during fiscal 2007 over the respective prior periods. The FAS 123R expense recognized for stock option grants was $272,000 in fiscal 2008 compared to $80,000 in fiscal 2007. Compensation and benefits during fiscal 2008 include normal merit pay and benefits increases along with additional staff increases of a Chief Lending Officer, Parkvale Settlement Services title insurance personnel and the opening of our 48th branch office in Pleasant Hills, Pennsylvania in November 2007.

Office occupancy expense decreased $246,000 or 5.1% in fiscal 2008 and decreased $213,000 or 4.3% in fiscal 2007 over the respective prior periods. The 2008 decrease is due to lower levels of depreciation, which was partly offset by the costs of opening the Pleasant Hills branch office in November 2007. The 2007 decrease is primarily due to the purchase of the headquarters building in January 2006 reducing overall occupancy costs and mitigated somewhat by the opening of the 47th branch office.

Marketing expenses increased $72,000 or 14.3% in fiscal 2008 and decreased $54,000 or 9.7% in fiscal 2007. The fiscal 2008 increase is attributable to the opening of the Pleasant Hills office in November 2007 and promotions to increase the awareness of newer offices.

Deposits at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund ("DIF"). FDIC insurance expense was $167,000, $178,000 and $191,000 relating to savings deposit premiums averaging 1.16 basis points during fiscal 2008, 1.25 basis points during fiscal 2007, and 1.32 basis points during fiscal 2006, respectively. The Financing Corporation ("FICO") assessment is the total expense in the last three fiscal years and the FDIC has slowly decreased the rate charged on a quarterly basis. The FDIC insurance premium is expected to increase for fiscal 2009 by $80,000, due to a change in assessed premiums as 10% of a credit permitted by the FDIC is payable in cash beginning with expense recognition for the September 2008 quarter. See "Regulation — Insurance and Regulatory Structure" section in Item 1 of this report.

Other expense increased by $254,000 or 5.3% in fiscal 2008 primarily due to data processing expense related to enhancements to products and services, primarily for image processing of check deposits. The amortization expense of core deposit intangibles was $909,000 in fiscal 2008 versus $928,000 in fiscal 2007 and $955,000 in fiscal 2006. Miscellaneous expense decreased by $299,000 or 5.9% in fiscal 2007.

Income Taxes

Federal and state income tax expense decreased by $1.9 million or 28.8% in fiscal 2008 due to a decline in the effective tax rate and a 12.5% decrease in pre-tax income. Federal and state income tax expense increased by $130,000 or 2.1% in fiscal 2007 due to a 1.2% increase in pre-tax income and a slight increase in the effective tax rate from fiscal 2006. In each of the last three fiscal years, the effective tax rate has been lower than the statutory rate of 35% as a result of the benefits of certain investments made by the Company and its subsidiaries. As discussed in Note H of the Notes to Consolidated Financial Statements, the effective tax rate for fiscal 2008, 2007 and 2006 was 26.5%, 32.5% and 32.2%, respectively.

Commitments

At June 30, 2008, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $3.5 million and $1.7 million, respectively, at rates ranging from 5.539% to 7.75% for fixed rate and 5.296% to 5.999% for adjustable rate loans, and had $81.7 million of unused consumer lines of credit and $19.9 million in unused commercial lines of credit. Parkvale was committed to fund commercial development loans in process of $10.4 million and residential loans in process of $10.0 million. Parkvale was also committed to originate commercial loans totaling $8.8 million at June 30, 2008. Outstanding letters of credit totaled $9.3 million at June 30, 2008.

Liquidity and Capital Resources

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debt holders. Parkvale uses its asset/liability management policy and contingency funding plan to control and manage liquidity risk.

Federal funds sold decreased $28 million or 24.6% from $114 million at June 30, 2007 to $86 million at June 30, 2008. Loan balances decreased $32.7 million or 2.7%, investments held to maturity increased $63.7 million or 18.2% and cash and non interest-earning balances decreased $12.6 million or 40.2%. The increase in total assets was due to increased deposit balances of $24.6 million or 1.7%, offset by the redemption of trust preferred securities of $7.2 million and by decreased advances of $20.2 million or 9.6%. Parkvale's FHLB advance available maximum borrowing capacity exceeds $671 million. If Parkvale were to experience a deposit run off in excess of available cash resources and cash equivalents, available FHLB borrowing capacity could be utilized to fund a decrease in deposits.

Trust preferred securities of $7.2 million at 8.45% were repaid on December 26, 2007. The early extinguishment of $7.2 million of trust preferred securities resulted in a pre-tax charge of $62,000 ($40,000 after taxes) or $0.01 per diluted share in the December 2007 quarter.

Shareholders' equity increased $2.0 million or 1.5% at June 30, 2008 compared to June 30, 2007. Accumulated other comprehensive (loss) income was $(2.2) million at June 30, 2008. Dividends declared in fiscal 2008 were $4.8 million (equal to $0.88 per share), representing 37.7% of net income for the fiscal year ended June 30, 2008. Treasury stock purchased in fiscal 2008 was $4.9 million, which was partially deployed for funding stock options and benefit plans totaling $1.0 million. The book value of Parkvale's common stock increased 3.9% to $24.01 at June 30, 2008 from $23.10 at June 30, 2007 due to the net increase in shareholders' equity.

At June 30, 2008, the Bank held $2.8 million of preferred stock in Freddie Mac. Since such stock is accounted for as available for sale, unrealized gains and losses, net of tax, are reported as a net amount under "Accumulated other comprehensive (loss) income." The Federal Housing Finance Agency recently placed Freddie Mac into conservatorship, with the United States Treasury to purchase up to $100 billion of senior preferred stock in Freddie Mac as needed for such entity to maintain a positive net worth. The closing market value of the Bank's investment in the preferred stock of Freddie Mac on September 8, 2008, the first business day following the conservatorship, was approximately $278,000. The decline in the fair value of such investment will be included in the unrealized loss reported at September 30, 2008. In addition, the net unrealized losses are treated as a reduction of the Bank's regulatory capital.

The Bank is a wholly owned subsidiary of PFC. The Bank's primary regulators are the FDIC and the Pennsylvania Department of Banking. The Office of Thrift Supervision retains jurisdiction over Parkvale Financial Corporation due to its status as a unitary savings and loan holding company. The Bank continues to maintain a "well capitalized" status, sustaining a 5.49% Tier 1 capital level as of June 30, 2008 compared to 5.80% Tier 1 capital level at June 30, 2007. Adequate capitalization allows Parkvale to continue building shareholder value through traditionally conservative operations and potentially profitable growth opportunities. Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material adverse effects on Parkvale's liquidity, capital resources or operations. However, if additional provisions for loan losses or write-downs of investment securities become material in a weak economy, our net income and capital ratios would be adversely affected.

Critical Accounting Policies and Judgments

Parkvale's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A of the Notes to Consolidated Financial Statements - Significant Accounting Policies. Certain policies require numerous estimates and strategic or economic assumptions that may prove to be inaccurate or subject to variations and may significantly affect Parkvale's reported results and financial position in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on Parkvale's future financial condition and results of operations.

Allowance for Loan Losses. The allowance for loan losses is increased with provisions to decrease income and decreased by net charge-offs. The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The allowance for loan losses at June 30, 2008 includes $11.4 million or 74.5% of the allowance allocated to loans that are not mortgages secured by single-family homes. The ability of Bank customers to repay commercial or consumer loans is dependent upon the success of their business, continuing income and general economic conditions. Historically, the risk of loss is higher on such loans than single-family loans, which has incurred fewer losses as the collateral value generally exceeds the loan amounts in the event of foreclosure.

Investment Securities Available for Sale. Equity securities classified as available for sale are valued at market prices at the balance sheet date. If certain investments are deemed to be other than temporarily impaired, writedowns are recognized as losses in the statement of operations.

Investment Securities Held to Maturity. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. Regular quarterly reviews of investment ratings and publicly available information are conducted by management and reviewed by the Audit-Finance committee and/or the Board of Directors. A listing of securities with ratings below investment grade are monitored and evaluated for possible writedown. There were no writedowns in fiscal 2008, 2007 and 2006.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations and a valuation allowance is established for declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Foreclosed real estate at June 30, 2008 included $306,600 of commercial property.

Goodwill and Other Intangible Assets. FAS No. 141, Accounting for Business Combinations is the standard of accounting for business combinations initiated after June 30, 2001. FAS No. 141 mandated use of the purchase method and eliminated the use of the pooling-of-interest method of accounting for business combinations. FAS No. 141 also provided criteria to determine whether an acquired intangible should be recognized separately from goodwill. FAS No. 142, Accounting for Goodwill and Other Intangible Assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At June 30, 2008, Parkvale has $4.7 million of core deposit intangible assets subject to amortization and $25.6 million in goodwill, which is not subject to periodic amortization. Parkvale determined the amount of identifiable intangible assets based upon independent core deposit analyses.

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Parkvale's goodwill relates to value inherent in the banking business, and the value is dependent upon Parkvale's ability to provide quality, cost effective services in the face of competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of Parkvale's services. As such, goodwill value is supported ultimately by revenue, which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could result in a charge and adversely impact earnings in future periods.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Forward Looking Statements

The statements in this Annual Report that are not historical fact are forward looking statements. Forward-looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward looking information as a result of factors including, but not limited to, the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward looking information and could cause actual results to differ materially from management's expectations regarding future performance.

Qualitative and Quantitative Disclosures About Market Risk.

Yields Earned and Rates Paid

The results of operations of Parkvale depend substantially on its net interest income, which is the largest component of Parkvale's net income. Net interest income is affected by the difference or spread between yields earned by Parkvale on its loan and investment portfolios and the rates of interest paid by Parkvale for deposits and borrowings, as well as the relative amounts of its interest-earning assets and interest-bearing liabilities.

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rates (change in rate multiplied by old volume), (2) changes in volume (changes in volume multiplied by old rate), and (3) changes in rate-volume (change in rate multiplied by the change in volume).

	Year Ended June 30							
	2008 vs. 2007				2007 vs. 2006			
	Rate	Volume	Rate/Volume	Total	Rate	Volume	Rate/Volume	Total
	(Dollars in thousands)							
Interest-earning assets								
Loans	$ 857	$(1,149)	$(41)	$ (333)	$ 3,280	$ 549	$ 117	$3,946
Investments	2,856	88	24	2,968	3,196	(1,928)	(351)	917
Federal funds sold	(1,874)	(204)	65	(2,013)	879	1,552	391	2,822
Total	1,839	(1,265)	48	622	7,355	173	157	7,685
Interest-bearing Liabilities								
Deposits	1,124	501	45	1,670	8,233	138	84	8,455
FHLB advances and debt	12	(533)	(3)	(524)	272	(588)	(7)	(323)
Trust preferred securities	(26)	(2,035)	22	(2,039)	367	(532)	(73)	(238)
Total	1,110	(2,067)	64	(893)	8,872	(982)	4	7,894
Net change in net interest income (expense)	$ 729	$ 802	$(16)	$ 1,515	$(1,517)	$ 1,155	$ 153	$ (209)

The following table sets forth the average yields earned on Parkvale's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting average interest rate spreads, the net yield on interest-earning assets and the weighted average yields and rates at June 30, 2008:

	Year Ended June 30,			At June 30,
	2008	2007	2006	2008
Average yields on(1)				
Loans	5.94%	5.87%	5.60%	5.85%
Investments(2)	5.36%	4.66%	3.96%	5.19%
Federal funds sold	3.75%	5.33%	4.26%	2.00%
All interest-earning assets	5.66%	5.55%	5.11%	5.49%
Average rates paid on(1)				
Saving deposits	3.19%	3.11%	2.54%	2.80%
Borrowings	4.88%	4.87%	4.76%	4.69%
Trust preferred securities	9.10%	9.20%	8.06%	—
All interest-bearing liabilities	3.42%	3.44%	2.96%	3.03%
Average interest rate spread	2.24%	2.11%	2.15%	2.46%
Net yield on interest-earning assets(3)	2.31%	2.19%	2.20%	

(1) Average yields and rates are calculated by dividing the interest income or expense for the period by the average daily balance for the year. The weighted averages at June 30, 2008 are based on the weighted average contractual interest rates. Nonaccrual loans are excluded in the average yield and balance calculations.

(2) Includes held-to-maturity and available-for-sale investments, including mortgage-backed securities and interest-bearing deposits.

(3) Net interest income on a tax equivalent basis divided by average interest-earning assets.

The following table presents the average balances of each category of interest-earning assets and interest-bearing liabilities for the periods indicated.

	Year Ended June 30		
	2008	2007	2006
	(Dollars in thousands)		
Interest-earning assets			
Loans	$1,205,165	$1,224,731	$1,214,932
Investments	409,856	407,959	456,638
Federal funds sold	114,770	118,602	82,166
Total interest-earning assets	1,729,791	1,751,292	1,753,736
Noninterest-earning assets	109,878	100,203	98,861
Total assets	$1,839,669	$1,851,495	$1,852,597
Interest-bearing liabilities			
Savings deposits	$1,465,883	$1,449,764	$1,444,318
FHLB advances and other borrowings	224,376	235,321	247,676
Trust preferred securities	3,484	25,603	32,200
Total interest-bearing liabilities	1,693,743	1,710,688	1,724,194
Noninterest-bearing liabilities	14,340	13,385	10,132
Total Liabilities	1,708,083	1,724,073	1,734,326
Shareholders equity	131,586	127,422	118,271
Total liabilities and equity	$1,839,669	$1,851,495	$1,852,597
Net interest-earning assets	$ 36,048	$ 40,604	$ 29,542
Interest-earning assets as a % of interest-bearing liabilities	102.1%	102.4%	101.7%

An excess of interest-earning assets over interest-bearing liabilities enhances a positive interest rate spread.

Report Of Independent Registered Public Accounting Firm

PARENTERANDOLPH

The Power of Ideas

The Board of Directors and Shareholders of Parkvale Financial Corporation:

We have audited the consolidated statements of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2008 and 2007 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkvale Financial Corporation and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for the years in the three-year period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Parkvale Financial Corporation's internal control over financial reporting as of June 30, 2008 and 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 4, 2008 expressed an unqualified opinion.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
September 4, 2008

PARKVALE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	June 30, 2008	June 30, 2007
	(Dollar amounts in thousands, except share data)	
ASSETS		
Cash and noninterest-earning deposits	$ 18,692	$ 31,248
Federal funds sold	86,000	114,000
Cash and cash equivalents	104,692	145,248
Interest-earning deposits in other banks	7,252	4,803
Investment securities available for sale (cost of $34,845 in 2008 and $30,303 in 2007) (Note B)	31,347	30,580
Investment securities held to maturity (fair value of $383,853 in 2008 and $347,022 in 2007) (Note B)	413,028	349,363
Loans, net of allowance of $15,249 in 2008 and $14,189 in 2007 (Note C)	1,201,665	1,234,397
Foreclosed real estate, net (Note D)	3,279	1,857
Office properties and equipment, net (Note D)	18,851	17,387
Goodwill	25,634	25,634
Intangible assets and deferred charges	4,695	5,604
Prepaid expenses and other assets (Note L)	40,949	29,358
Total assets	$1,851,392	$1,844,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits (Note E)	$1,493,685	$1,469,084
Advances from Federal Home Loan Bank (Note F)	191,430	211,658
Other debt (Note F)	21,965	13,106
Trust preferred securities (Note F)	—	7,200
Advance payments from borrowers for taxes and insurance	7,754	7,665
Other liabilities (Note L)	4,927	5,848
Total liabilities	1,719,761	1,714,561
Shareholders' Equity (Note G and I)		
Preferred stock ($1.00 par value; 5,000,000 shares authorized; 0 shares issued)	—	—
Common stock ($1.00 par value; 10,000,000 shares authorized; 6,734,894 shares issued)	6,735	6,735
Additional paid-in capital	4,026	3,717
Treasury stock at cost — 1,253,199 shares in 2008 and 1,122,546 shares in 2007	(26,618)	(22,695)
Accumulated other comprehensive (loss) income	(2,222)	176
Retained earnings	149,710	141,737
Total shareholders' equity	131,631	129,670
Total liabilities and shareholders' equity	$1,851,392	$1,844,231

See Notes to Consolidated Financial Statements

PARKVALE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,		
	2008	2007	2006
	(Dollar amounts in thousands, except per share data)		
Interest Income:			
Loans	**$71,602**	$71,935	$67,989
Investments	**21,974**	19,006	18,089
Federal funds sold	**4,306**	6,319	3,497
Total interest income	**97,882**	97,260	89,575
Interest Expense:			
Deposits (Note E)	**46,722**	45,052	36,597
Borrowings	**10,939**	11,463	11,786
Trust preferred securities	**317**	2,356	2,594
Total interest expense	**57,978**	58,871	50,977
Net interest income	**39,904**	38,389	38,598
Provision for loan losses (Note C)	**2,331**	828	736
Net interest income after provision for loan losses	**37,573**	37,561	37,862
Noninterest Income:			
Service charges on deposit accounts	**6,981**	7,004	6,380
Other service charges and fees	**1,410**	1,209	1,319
Net gain on sale and (writedown) of securities (Note J)	**(2,574)**	440	128
Other	**2,635**	1,705	1,588
Total noninterest income	**8,452**	10,358	9,415
Noninterest Expense:			
Compensation and employee benefits	**16,420**	15,317	14,972
Office occupancy	**4,540**	4,786	4,999
Marketing	**577**	505	559
FDIC insurance	**167**	178	191
Office supplies, telephone and postage	**1,851**	1,876	1,868
Early extinguishment of debt (Note F)	**62**	625	—
Other	**5,006**	4,752	5,051
Total noninterest expense	**28,623**	28,039	27,640
Income before income tax expense	**17,402**	19,880	19,637
Income tax expense (Note H)	**4,599**	6,455	6,325
Net income	**$12,803**	$13,425	$13,312
Net income per share:			
Basic	**$ 2.33**	$ 2.37	$ 2.36
Diluted	**$ 2.31**	$ 2.34	$ 2.33

See Notes to Consolidated Financial Statements

PARKVALE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,		
	2008	**2007**	**2006**
	(Dollar amounts in thousands)		
Cash flows from operating activities:			
Interest received	**$ 98,392**	$ 97,435	$ 90,615
Loan fees received (paid)	**320**	35	(164)
Disbursements of student loans	**(1,244)**	(591)	(1,946)
Proceeds from sales of student loans	**1,004**	1,405	5,184
Other fees and commissions received	**9,948**	9,392	8,818
Interest paid	**(58,346)**	(59,266)	(51,268)
Cash paid to suppliers and employees	**(22,239)**	(25,804)	(24,881)
Income taxes paid	**(7,510)**	(7,006)	(5,880)
Net cash provided by operating activities	**20,325**	15,600	20,478
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	**2,284**	5,767	2,979
Proceeds from maturities of investments	**285,875**	178,106	111,764
Purchase of investment securities available for sale	**(9,018)**	(3,529)	(2,340)
Purchase of investment securities held to maturity	**(361,665)**	(134,788)	(52,995)
(Purchase) maturity of deposits in other banks	**(2,449)**	3,504	1,167
Purchase of loans	**(87,667)**	(142,914)	(139,531)
Principal collected on loans	**307,564**	283,266	262,174
Loans made to customers, net of loans in process	**(190,745)**	(160,003)	(145,085)
Capital expenditures, net of proceeds from sales of capital assets	**(2,693)**	(1,350)	(6,164)
Net cash (used in) provided by investing activities	**(58,514)**	28,059	31,969
Cash flows from financing activities:			
Net increase (decrease) in checking and savings accounts	**22,550**	(8,835)	(42,606)
Net increase in certificates of deposit	**2,132**	26,318	16,198
Proceeds from FHLB advances	**—**	—	10,000
Repayment of FHLB advances	**(20,024)**	(10,023)	(5,052)
Net increase (decrease) increase in other borrowings	**8,860**	(4,423)	(5,588)
Redemption of trust preferred securities	**(7,200)**	(25,000)	—
Net increase in borrowers advances for tax and insurance	**89**	373	781
Dividends paid	**(4,861)**	(4,542)	(4,520)
Contribution to benefit plans	**864**	612	880
Payment for treasury stock	**(4,949)**	(2,957)	(158)
Proceeds from exercise of stock options	**172**	390	254
Net cash used in financing activities	**(2,367)**	(28,087)	(29,811)
Net (decrease) increase in cash and cash equivalents	**(40,556)**	15,572	22,636
Cash and cash equivalents at beginning of year	**145,248**	129,676	107,040
Cash and cash equivalents at end of year	**$ 104,692**	$ 145,248	$ 129,676
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$ 12,803**	$ 13,425	$ 13,312
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,138**	2,479	2,583
Accretion and amortization of fees and discounts	**(1,358)**	611	932
Loan fees collected and deferred	**73**	(339)	(533)
Provision for loan losses	**2,331**	828	736
Net (gain) on sale and writedown of securities	**2,574**	(440)	(128)
Increase (decrease) in accrued interest receivable	**1,610**	(437)	108
(Increase) decrease in other assets	**(3,439)**	(644)	3,921
(Decrease) in accrued interest payable	**(181)**	(241)	(142)
Increase (decrease) in other liabilities	**3,774**	358	(311)
Total adjustments	**7,522**	2,175	7,166
Net cash provided by operating activities	**$ 20,325**	$ 15,600	$ 20,478

See Notes to Consolidated Financial Statements.

PARKVALE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders' Equity
	(Dollars in thousands, except share data)					
Balance at June 30, 2005	$6,735	$3,536	$(21,680)	$ 216	$124,164	$112,971
2006 net income					13,312	13,312
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $(12)				(21)		
Reclassification adjustment, net of taxes of $(46)				(79)		(100)
Comprehensive income						13,212
Treasury stock purchased			(158)			(158)
Treasury stock contributed to benefit plans			880			880
Recognition of stock option compensation expense		64				64
Exercise of stock options		(83)	338			255
Cash dividends declared on common stock at $0.80 per share					(4,520)	(4,520)
Balance at June 30, 2006	6,735	3,517	(20,620)	116	132,956	122,704
2007 net income					13,425	13,425
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $(174)				(249)		
Reclassification adjustment, net of taxes of $132				309		60
Comprehensive income						13,485
Treasury stock purchased			(2,957)			(2,957)
Treasury stock contributed to benefit plans			612			612
Recognition of stock option compensation expense		80				80
Exercise of stock options		120	270			390
Cash dividends declared on common stock at $0.82 per share					(4,644)	(4,644)
Balance at June 30, 2007	6,735	3,717	(22,695)	176	141,737	129,670
2008 net income					12,803	12,803
Accumulated other comprehensive income						
Change in unrealized gain (loss) on securities, net of deferred tax expense of $(439)				(763)		
Reclassification adjustment, net of taxes of $(939)				(1,635)		(2,398)
Comprehensive income						10,405
Treasury stock purchased			(4,949)			(4,949)
Treasury stock contributed to benefit plans			864			864
Recognition of stock option compensation expense		272				272
Exercise of stock options		37	162			199
Cash dividends declared on common stock at $0.88 per share					(4,830)	(4,830)
Balance at June 30, 2008	$6,735	$4,026	$(26,618)	$(2,222)	$149,710	$131,631

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A — Significant Accounting Policies
(Dollar amounts in thousands, except per share data)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Parkvale Financial Corporation ("PFC"), its wholly owned subsidiary, Parkvale Savings Bank (the "Bank") and its wholly owned subsidiaries. PFC and the Bank are collectively referred to as "Parkvale". All intercompany transactions and balances have been eliminated in consolidation.

Business

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the tri-state area, which comprises its primary market area. Parkvale is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Revenue Recognition

Income on loans and investments is recognized as earned on the accrual method. Service charges and fees on loans and deposit accounts are recognized at the time the customer account is charged.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities, which generates revenue and incurs expense with the operating results reviewed by management. Parkvale's business activities are currently confined to one operating segment, which is community banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Cash and Noninterest-Earning Deposits

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is currently 0% of the first $9,300 of checking deposits, 3% of the next $34,600 of checking deposits and 10% of total checking deposits over $43,900. These required reserves, net of allowable credits, amounted to $5,397 at June 30, 2008.

Investment Securities Available for Sale

Investment securities available for sale consist primarily of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs are included in earnings as realized losses. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.

Investment Securities Held to Maturity

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below amortized cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs are included in earnings as realized losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs have been deferred and recognized as an adjustment of the yield of the related loan, adjusted for anticipated loan prepayments. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. All loans which are 90 or more days delinquent are treated as nonaccrual loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are assessed for impairment. Loans are considered impaired when the fair value of collateral is insufficient compared to the contractual amount due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment. Impaired loans are generally evaluated based on the present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Based on this evaluation, specific loss allowances are established on impaired loans when necessary.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary in circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the three years ended June 30:

	2008	2007	2006
Numerator for basic and diluted earnings per share:			
Net income	$ 12,803	$ 13,425	$ 13,312
Denominator			
Weighted average shares for basic earnings per share	5,506,550	5,672,181	5,644,753
Effect of dilutive employee stock options	39,556	63,451	62,496
Weighted average shares for dilutive earnings per share	5,546,106	5,735,632	5,707,249
Net income per share			
Basic	$ 2.33	$ 2.37	$ 2.36
Diluted	$ 2.31	$ 2.34	$ 2.33

Office Property and Equipment

Office property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the various classes of assets. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the leasehold.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations, and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Loans transferred to foreclosed real estate during fiscal 2008 were $3,005 and in 2007 and 2006 were $2,945 and $2,154, respectively. The foreclosures in the last three years were primarily due to loans on single-family dwellings foreclosed throughout the year.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued No. 123R, a revised Statement, Share-Based Payment Amendment of FASB Statements No. 123 and APB No. 95, previously issued on March 31, 2004, that addressed the accounting for share-based payment transactions in which an enterprise receives services in exchange for (a) equity instruments of the enterprise and (b) liabilities that are based on the fair value of the enterprise's equity instruments that may be settled by the issuance of such equity instruments. Under Financial Accounting Standard ("FAS") No. 123R, all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognition of the related cost in the income statement. The expense of the award is generally measured at fair value at the grant date. This statement requires the use of fair value recognition principles. This statement did not have a significant impact on Parkvale's results of operations, which became effective for Parkvale on July 1, 2005. At June 30, 2008, Parkvale has 55,667 option shares that are not vested.

The fair value for option grants was estimated at the date of the grants using a Black-Scholes option-pricing model.

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash and noninterest-earning deposits and federal funds sold. Additionally, allocation of treasury stock to benefit plans includes exercise of stock options and allocation to the employee stock ownership plan.

Treasury Stock

The purchase of PFC common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to additional paid-in capital.

The repurchase program approved on June 19, 2007 expired on June 30, 2008. During fiscal 2008, this program repurchased 172,419 shares at an average price of $28.71, representing 3.1% of the outstanding stock. A new repurchase program was approved on June 19, 2008 permitting the purchase of 5% of outstanding stock, or 274,000 shares, to be repurchased periodically through fiscal year 2009 at prevailing market prices in open-market transactions.

Goodwill and Other Intangible Assets

FAS No. 142, Accounting for Goodwill and Other Intangible Assets, defines goodwill as the excess of the purchase price over the fair value of assets acquired in connection with business acquisitions accounted for as a purchase, and intangible assets with indefinite lives are not amortized but are reviewed annually, requiring a two-step process, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives. Parkvale applied the non-amortization provisions of FAS No. 142 to goodwill recorded on December 31, 2004 as a result of the acquisition of Advance Financial Bancorp ("AFB"). AFB core deposit intangibles valued at $4,600 at acquisition represented 4.7% of core deposit accounts, and the premium is being amortized over the average life of 8.94 years. Resulting goodwill of $18,100 is not subject to periodic amortization. Core deposit intangible amortization expense for AFB acquired on December 31, 2004 and for Second National Bank of Masontown ("SNB") acquired on January 31, 2002 was $517 and $392 in fiscal 2008, respectively. Amortization over the next five years is expected to aggregate $2,586 and $1,894 for AFB and SNB, respectively. Goodwill and amortizing core deposit intangibles aggregating $27,600 are not deductible for federal income tax purposes.

Derivative Financial Instruments

FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards requiring that every derivative be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption has not had a material impact on Parkvale's financial statements, as Parkvale has not held any instruments that are subject to FAS 133 accounting.

Income Tax

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on July 1, 2007. The adoption of FASB Interpretation No. 48 did not have a material effect on the financial statements and, accordingly, no unrecognized tax benefits were recorded as of June 30, 2008. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended June 30, 2008, 2007, and 2006, the Company recognized neither interest nor penalties. The Company has not recorded an accrual for the payment of interest and penalties at June 30, 2008 and 2007.

PFC's income tax returns for calendar 2004, 2005, 2006 and 2007 have been filed with the IRS and are open to examination. However, the IRS has not advised PFC if an examination will be performed. All income tax returns for calendar 2003 and prior years have been either accepted as filed or settled with the IRS, with such settlements not resulting in a significant charge to income.

Recent Accounting Standards

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. This Statement is effective for Parkvale on July 1, 2008. The adoption of this standard is not expected to have a material effect on the Company's consolidated results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment to FAS No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. Parkvale has made a decision not to early adopt this statement and is evaluating the effects of this statement on its consolidated financial statements for fiscal 2009.

In December 2007, the FASB issued FAS No. 141 (revised), Business Combinations. This statement replaces FAS No. 141, Business Combinations. This statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the revised statement before that date. Management is evaluating the effects of this statement.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interesting in one or more subsidiaries or that deconsolidates a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not expect the adoption of this standard to have an effect on the Company's consolidated results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133. This statement is intended to enhance the current disclosure framework in Statement 133. The Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Management is evaluating the effects of this Statement on its consolidated financial statements.

Emerging Issues Task Force ("EITF") Issue 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," requires employers that enter into endorsement split-dollar life insurance arrangements that provide an employee with a postretirement benefit to recognize a liability for the future benefits promised based on the substantive agreement made with the employee.

Whether the accrual is based on a death benefit or on the future cost of maintaining the insurance would depend on what the employer has effectively agreed to provide during the employee's retirement. The purchase of an endorsement-type life insurance policy does not qualify as a settlement of the liability. The consensus in EITF Issue 06-4 is effective for Parkvale on July 1, 2008. Parkvale is evaluating the effects of this EITF on its consolidated financial statements.

EITF Issue 06-5 "Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4," provides guidance which requires policyholders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract. If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy. The consensus in EITF Issue 06-5 was effective for Parkvale on July 1, 2007. The adoption of this EITF has not had a material effect on the Company's consolidated results of operations or financial position.

In EITF Issue 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," the Task Force reached a consensus on Issue 06-4 that for an endorsement split-dollar life insurance arrangement, an employer should recognize a liability for future benefits in accordance with FAS Statement 106 (if, in substance, a postretirement benefit plan exists) or Opinion 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus in this Issue is effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. This EITF is not expected to affect Parkvale on July 1, 2008 as such life insurance arrangements do not exist at this time.

EITF Issue 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards," applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS Statement 123(R) and result in an income tax deduction for the employer. Parkvale is evaluating the effects of this EITF on its consolidated financial statements, which is effective for Parkvale on July 1, 2008. Through June 30, 2008, Parkvale has only paid dividends on outstanding shares.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* (SFAS No. 162). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with generally accepted accounting principles (GAAP) in the United States. The statement is not expected to result in a change in current practice nor have a material impact on the Company.

In April 2008, the FASB posted FASB Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets,* (FSP FAS 142-3). This statement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* The intent of the FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows, particularly as used to measure fair value in business combinations. The FSP is effective for fiscal years beginning after December 15, 2008, and is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Note B — Investment Securities
(Dollar amounts in thousands)

The amortized cost, gross unrecorded gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
FHLB of Pittsburgh stock	$ 14,713	$ —	$ —	$ 14,713
Equity securities — other	20,132	12	3,510	16,634
Total equity investments available for sale	34,845	12	3,510	31,347
Held to maturity:				
U.S. Government and agency obligations due:				
Within 5 years	29,998	423	19	30,402
Within 10 years	5,850	—	110	5,740
After 10 years	35,563	2	376	35,189
Total U.S. Government and agency obligations	71,411	425	505	71,331
Municipal obligations:				
Within 1 year	301	3	—	304
Within 5 years	2,005	24	—	2,029
Within 10 years	1,443	27	—	1,470
After 10 years	301	1	—	302
Total municipal obligations	4,050	55	—	4,105
Corporate debt (including trust preferred securities):				
Within 1 year	14,834	7	213	14,628
Within 5 years	29,390	14	642	28,762
Within 10 years	—	—	—	—
After 10 years	94,937	230	23,065	72,102
Total corporate debt (including trust preferred securities)	139,161	251	23,920	115,492
Total U.S. Government and agency obligations, municipal obligations and corporate debt	214,622	731	24,425	190,928
Mortgage-backed securities:				
FHLMC	4,792	69	6	4,855
FNMA	10,245	65	6	10,304
GNMA	1,351	3	24	1,330
SBA	8	—	—	8
Collateralized mortgage obligations ("CMOs")	182,010	389	5,971	176,428
Total mortgage-backed securities	198,406	526	6,007	192,925
Total investments classified as held to maturity	413,028	1,257	30,432	383,853
Total investment portfolio	$447,873	$1,269	$33,942	$415,200

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
FHLB of Pittsburgh stock	$ 15,607	$ —	$ —	$ 15,607
Equity securities — other	14,696	641	364	14,973
Total equity investments available for sale	30,303	641	364	30,580
Held to maturity:				
U.S. Government and agency obligations due:				
Within 1 year	35,077	—	250	34,827
Within 5 years	200,314	5	2,056	198,263
Within 10 years	31,089	4	219	30,874
After 10 years	516	—	25	491
Total U.S. Government and agency obligations	266,996	9	2,550	264,455
Municipal obligations:				
Within 1 year	—	—	—	—
Within 5 years	2,786	3	21	2,768
Within 10 years	1,417	15	1	1,431
After 10 years	1,031	4	1	1,034
Total municipal obligations	5,234	22	23	5,233
Corporate debt (including trust preferred securities):				
Within 1 year	5,011	1	19	4,993
Within 5 years	—	—	—	—
Within 10 years	—	—	—	—
After 10 years	44,656	562	87	45,131
Total corporate debt (including trust preferred securities)	49,667	563	106	50,124
Total U.S. Government and agency obligations, municipal obligations and corporate debt	321,897	594	2,679	319,812
Mortgage-backed securities:				
FHLMC	7,146	18	127	7,037
FNMA	14,732	54	84	14,702
GNMA	452	4	—	456
SBA	9	—	—	9
Collateralized mortgage obligations ("CMOs")	5,127	4	125	5,006
Total mortgage-backed securities	27,466	80	336	27,210
Total investments classified as held to maturity	349,363	674	3,015	347,022
Total investment portfolio	$379,666	$1,315	$3,379	$377,602

Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. Investment securities with an estimated fair value of $18,816 and $20,750 were pledged to secure public deposits and other purposes as required by law at June 30, 2008 and 2007, respectively. Investment securities with an estimated fair value of $25,915 and $22,579 were pledged to secure commercial investment agreements at June 30, 2008 and 2007, respectively.

Parkvale's corporate debt securities maturing after 10 years in the preceding tables consist solely of investments in trust preferred securities. At June 30, 2008, these securities represent investments in 20 different trust preferred pooled offerings with an aggregate book value of $85,200, of which $83,600 had floating rates based on LIBOR at June 30, 2008. No single company represents more than 5% of any individual pooled offering. However, certain companies are in more than one pool and we are closely monitoring these situations. In addition to the pooled offerings, Parkvale had investments in trust preferred securities issued by six different banks with an aggregate book value of $9,800, of which $6,100 had floating interest rates at June 30, 2008. All of these investments are held to maturity.

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2008:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$ 50,394	$ 505	$ —	$ —	$ 50,394	$ 505
Corporate debt:	87,984	17,590	10,556	6,330	98,540	23,920
Total U.S. Government and agency obligations and corporate debt	138,378	18,095	10,556	6,330	148,934	24,425
Agency MBS and CMO's	134,961	5,706	4,790	301	139,751	6,007
Equity securities — other	10,282	2,476	6,331	1,034	16,613	3,510
Total temporarily impaired securities	$283,621	$26,277	$21,677	$7,665	$305,298	$33,942

During fiscal 2008, certain equity investments considered to be other than temporarily impaired were written down to fair value with a charge to earnings of $3,155. The remaining investments in debt and equity securities have not been significantly impaired. The unrealized losses on the remaining investments are primarily the result of volatility in interest rates, changes in spreads over treasuries and certain investments falling out of favor with investors due to illiquidity in the financial markets since August 2007. The corporate debt securities have been valued using financial models as a current market did not exist at June 30, 2008 to provide reliable market quotes. Based on the credit-worthiness of the issuers, management determined that the remaining investments in debt and equity securities were not other-than temporarily impaired.

During the June 2008 quarter, interest payments for three of the pooled offerings were deferred, with these three pooled offerings having an aggregate carrying value of $13,000 and with the deferred payments aggregating $300. The deferred payments were not included in interest income. All of the pooled trust preferred investments have an investment grade rating with an average rating of A, except one pooled offering of $5,000, which deferred the interest payment, was recently downgraded to BB. Based on a cash flow analysis and the current investment ratings of the securities, and because Parkvale has the ability and intent to hold the investments until a recovery of fair value, which may be maturity, Parkvale does not consider these assets to be other-than-temporarily impaired at June 30, 2008. However, continued interest deferrals or price declines could result in a writedown of one or more of the trust preferred investments.

Parkvale is closely monitoring investments in trust preferred securities in light of recent price volatility in the market place. Due to dislocations in the credit markets broadly, and the lack of both trading and new issuance in pooled trust preferred securities, market price indications generally reflect the lack of liquidity in the market rather than credit concerns. Prices on trust preferred securities were calculated using a spread model based on their current credit ratings.

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$40,429	$ 79	$214,085	$2,471	$254,514	$2,550
Municipal obligations:	486	1	2,294	22	2,780	23
Corporate debt:	14,444	86	4,954	20	19,398	106
Total U.S. Government and agency obligations and corporate debt	55,359	166	221,333	2,513	276,692	2,679
Agency MBS and CMO's	34	1	20,347	335	20,381	336
Equity securities — other	493	7	5,230	357	5,723	364
Total temporarily impaired securities	$55,886	$174	$246,910	$3,205	$302,796	$3,379

The investments in debt and equity securities have not been significantly impaired during fiscal 2007. The unrealized losses at June 30, 2007 are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt and equity securities were not other-than temporarily impaired.

Note C — Loans
(Dollar amounts in thousands)

Loans at June 30 are summarized as follows:

	2008	2007	2006
Mortgage loans:			
Residential:			
1-4 Family	**$ 828,516**	$ 859,972	$ 833,262
Multifamily	**29,737**	32,474	28,911
Commercial	**113,622**	112,287	108,977
Other	**17,497**	18,321	20,834
	989,372	1,023,054	991,984
Consumer loans	**176,948**	173,506	182,506
Commercial business loans	**43,643**	45,184	49,875
Loans on savings accounts	**6,147**	5,162	5,721
Gross loans	**1,216,110**	1,246,906	1,230,086
Less:			
Loans in process	**236**	98	142
Allowance for loan losses	**15,249**	14,189	14,907
Unamortized discount (premium) and deferred loan fees	**(1,040)**	(1,778)	(2,291)
	$1,201,665	$1,234,397	$1,217,328

The following summary sets forth the activity in the allowance for loan losses for the years ended June 30:

	2008	2007	2006
Beginning balance	**$14,189**	$14,907	$15,188
Provision for loan losses	**2,331**	828	736
Loans recovered:			
Commercial	**18**	13	8
Consumer	**54**	19	25
Mortgage	**241**	27	106
Total recoveries	**313**	59	139
Loans charged off:			
Commercial	**(372)**	(842)	(178)
Consumer	**(453)**	(287)	(755)
Mortgage	**(759)**	(476)	(223)
Total charge-offs	**(1,584)**	(1,605)	(1,156)
Net recoveries (charge-offs)	**(1,271)**	(1,546)	(1,017)
Ending balance	**$15,249**	$14,189	$14,907

The following table sets forth the allowance for loan loss allocation for the years ended June 30:

	2008	2007	2006
Residential mortgages	**$ 3,893**	$ 2,747	$ 2,887
Commercial mortgages	**4,739**	3,964	3,802
Consumer loans	**3,797**	4,580	4,824
Commercial loans	**2,820**	2,898	3,394
Total allowance for loan losses	**$15,249**	$14,189	$14,907

The loan portfolio is reviewed on a periodic basis to ensure Parkvale's allowance for loan losses is adequate to absorb potential losses due to inherent risk in the portfolio.

At June 30, 2008, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $3,539 and $1,658, respectively, at rates ranging from 5.539% to 7.75% for fixed rate and 5.296% to 5.999% for adjustable rate loans, and had $81,728 of unused consumer lines of credit and $19,890 in unused commercial lines of credit. Unused credit card lines of credit were $3,214. Parkvale was also committed to originate commercial loans totaling $8,788 at June 30, 2008. Parkvale was committed to fund commercial development loans in process of $10,385 and residential loans in process of $10,010. Outstanding letters of credit totaled $9,322. Substantially all commitments are expected to expire within a year.

At June 30, Parkvale serviced loans for others as follows: 2008 — $53,086, 2007 — $59,137 and 2006 — $66,119.

At June 30, 2008, Parkvale's loan portfolio consisted primarily of residential real estate loans collateralized by single and multifamily residences, nonresidential real estate loans secured by industrial and retail properties and consumer loans including lines of credit.

Parkvale has geographically diversified its mortgage loan portfolio, having loans outstanding in 48 states and the District of Columbia. Parkvale's highest concentrations are in the following states/area along with their respective share of the outstanding mortgage loan balance: Pennsylvania −31.9%; Ohio −14.8%; and West Virginia −9.0%. The ability of debtors to honor these contracts depends largely on economic conditions affecting the Pittsburgh, Columbus and Stuebenville, Ohio metropolitan areas, with repayment risk dependent on the cash flow of the individual debtors. Substantially all mortgage loans are secured by real property with a loan amount of generally no more than 80% of the appraised value at the time of origination. Mortgage loans in excess of 80% of appraised value generally require private mortgage insurance.

For the years ended June 30, the amount of interest income of nonaccrual loans that had not been recognized in interest income was $426 for 2008, $193 for 2007 and $135 in 2006. There were $1,146 of loans considered impaired at June 30, 2008 and $191 at June 30, 2007. Impaired loans are reported net of allowances of $0 at June 30, 2008 and 2007. The average recorded investment in impaired loans was $969 during fiscal 2008 and $229 during fiscal 2007.

Note D — Office Properties and Equipment and Foreclosed Real Estate (Dollar amounts in thousands)

Office properties and equipment at June 30 are summarized by major classification as follows:

	2008	2007	2006
Land	**$ 4,708**	$ 3,977	$ 3,983
Office buildings and leasehold improvements	**17,779**	16,865	15,969
Furniture, fixtures and equipment	**13,026**	12,007	11,692
	35,513	32,849	31,644
Less accumulated depreciation and amortization	**16,662**	15,462	14,052
Office properties and equipment, net	**$18,851**	$17,387	$17,592
Depreciation expense for the year	**$ 1,229**	$ 1,551	$ 1,627

A summary of foreclosed real estate at June 30 is as follows:

	2008	2007	2006
Real estate acquired through foreclosure	**$3,536**	$1,970	$975
Allowance for losses	**(257)**	(113)	—
	$3,279	$1,857	$975

Changes in the allowance for losses on foreclosed real estate for the years ended June 30 were as follows:

	2008	2007	2006
Beginning balance	**$(113)**	$ —	$(45)
Provision for losses	**(279)**	(224)	(63)
Less charges to allowance	**135**	111	108
Ending Balance	**$(257)**	$(113)	$ —

Note E — Savings Deposits (Dollar amounts in thousands)

The following schedule sets forth interest expense for the years ended June 30 by type of deposit:

	2008	2007	2006
Checking and money market accounts	**$ 4,644**	$ 4,460	$ 3,470
Passbook and statement savings accounts	**1,569**	1,467	1,174
Certificates	**40,509**	39,125	31,953
	$46,722	$45,052	$36,597

A summary of savings deposits at June 30 is as follows:

	2008		2007	
	Amount	%	Amount	%
Transaction accounts:				
Checking and money market accounts	$ 330,734	22.1	$ 300,613	20.5
Checking accounts — noninterest-bearing	78,732	5.3	88,071	6.0
Passbook and statement savings accounts	192,670	12.9	190,907	12.8
	602,136	40.3	579,591	39.3
Certificates of deposit	878,956	58.9	876,673	59.8
	1,481,092	99.2	1,456,264	99.1
Accrued Interest	12,593	0.8	12,820	0.9
	$1,493,685	100.0	$1,469,084	100.0

The aggregate amount of time deposits over $100 was $207,629 and $185,657 at June 30, 2008 and 2007, respectively.

At June 30, the scheduled maturities of certificate accounts were as follows:

Maturity Period	2008	2007
1 - 12 months	$565,309	$511,790
13 - 24 months	170,191	174,514
25 - 36 months	34,069	95,587
37 - 48 months	36,086	14,233
49 - 60 months	32,000	21,057
Thereafter	41,301	59,492
	$878,956	$876,673

Note F — Advances from Federal Home Loan Bank and Other Debt (Dollar amounts in thousands)

The advances from the FHLB at June 30 consisted of the following:

	2008		2007	
	Balance	Interest Rate	Balance	Interest Rate
Due within one year	$ 5,000	5.58%	$ 20,000	5.48 - 5.76%
Due within five years	75,180	3.00 - 6.05%	70,826	3.25 - 5.62%
Due within ten years	111,250	3.00 - 6.75%	110,832	3.00 - 6.75%
Due within twenty years	—	—%	10,000	4.67%
	$191,430		$211,658	
Weighted average interest rate at end of period		4.91%		4.97%

Included in the $191,430 of advances is $90,500 of convertible select advances. These advances may reset to the 3 month London Bank Interbank Offered Rate Index (LIBOR) and have various spreads and call dates. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should such advances be called, Parkvale has the right to pay off the advance without penalty. The FHLB advances are secured by Parkvale's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Trust preferred securities are $0 at June 30, 2008 and were $7,200 at June 30, 2007 with a rate of 8.61%. The decrease is attributable to the early extinguishment of $7,200 of trust preferred securities on December 26, 2007 resulting in a one-time pre-tax charge of $62 ($40 after taxes) or $0.01 per diluted share.

Additionally, other debt consists of recourse loans, repurchase agreements and commercial investment agreements with certain commercial checking account customers. These daily borrowings had balances of $21,965 and $13,106 at June 30, 2008 and 2007, respectively.

Note G — Regulatory Capital
(Dollar amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Parkvale's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of June 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized Parkvale Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Parkvale's actual regulatory capital amounts and ratios compared to minimum levels are as follows:

	Actual		For Capital Adequacy Purposes		To be well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2008:						
Total Capital to Risk Weighted Assets	**$113,339**	**10.59%**	**$85,658**	**8.00%**	**$107,072**	**10.00%**
Tier I Capital to Risk Weighted Assets	**99,939**	**9.33%**	**42,829**	**4.00%**	**64,243**	**6.00%**
Tier I Capital to Average Assets	**99,939**	**5.49%**	**72,863**	**4.00%**	**91,078**	**5.00%**
As of June 30, 2007:						
Total Capital to Risk Weighted Assets	$116,859	11.21%	$83,369	8.00%	$104,211	10.00%
Tier I Capital to Risk Weighted Assets	103,667	9.95%	41,684	4.00%	62,526	6.00%
Tier I Capital to Average Assets	103,667	5.80%	71,552	4.00%	89,440	5.00%

Note H — Income Taxes
(Dollar amounts in thousands)

Income tax expense (credits) for the years ended June 30 are comprised of:

	2008	2007	2006
Federal:			
Current	**$ 6,355**	$7,346	$6,237
Deferred	**(1,779)**	(900)	74
State	**23**	9	14
Total income tax expense	**$ 4,599**	$6,455	$6,325

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Parkvale's deferred tax assets and liabilities at June 30 are as follows:

	2008	2007
Deferred tax assets:		
Book bad debt reserves	**$5,138**	$5,148
Fixed assets	**(99)**	270
Deferred compensation	**361**	240
Interest on deposits	**1,180**	1,265
Unrealized losses on securities available for sale	**1,277**	—
Other, including asset writedowns	**1,651**	163
Total deferred tax assets	**9,508**	7,086
Deferred tax liabilities:		
Purchase accounting adjustments	**354**	652
Other, net	**49**	333
Deferred loan costs and premiums, net of fees	**57**	109
Unrealized gains on securities available for sale	**—**	101
Total deferred tax liabilities	**460**	1,195
Net deferred tax assets	**$9,048**	$5,891

No valuation allowance was required at June 30, 2008 or 2007.

Parkvale's effective tax rate differs from the expected federal income tax rate for the years ended June 30 as follows:

	2008		2007		2006	
Expected federal statutory income tax provision/rate	**$6,091**	**35.0%**	$6,958	35.0%	$6,883	35.0%
Tax-exempt interest	**(229)**	**(1.3)%**	(79)	(0.4)%	(132)	(0.7)%
Cash surrender value of life insurance	**(377)**	**(2.2)%**	(184)	(0.9)%	(164)	(0.8)%
Dividends paid to ESOP participants	**(175)**	**(1.0)%**	(147)	(0.7)%	(149)	(0.8)%
State income taxes, net of federal benefit	**15**	**0.1%**	6	0.0%	9	0.1%
Other	**(726)**	**(4.1)%**	(99)	(0.5)%	(122)	(0.6)%
Effective total income tax provision	**$4,599**	**26.5%**	$6,455	32.5%	$6,325	32.2%

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5% of Pennsylvania earnings based on accounting principles generally accepted in the United States with certain adjustments.

Note I — Employee Compensation Plans (Dollar amounts in thousands)

Retirement Plan

Parkvale provides eligible employees participation in a 401(k) defined contribution plan. Benefit expense was $429, $405 and $390 in fiscal years 2008, 2007 and 2006, respectively, which represented a 50% company match on deferred compensation and a profit sharing contribution equal to 2% of eligible compensation.

Employee Stock Ownership Plan

Parkvale also provides an Employee Stock Ownership Plan ("ESOP") to all employees who have met minimum service and age requirements. Parkvale recognized expense of $675 in fiscal 2008, $620 in fiscal 2007 and $695 in fiscal 2006 for ESOP contributions, which were used to allocate additional shares of Parkvale's Common Stock to the ESOP. Annual discretionary share awards are made on a calendar year basis with expense recognition accrued ratably throughout the year based on expected awards. At June 30, 2008, the ESOP owned 603,058 shares of Parkvale Common Stock, which are outstanding shares for EPS purposes. Cash dividends are paid quarterly to the ESOP for either dividend re-investment or distribution to vested participants at their election.

Stock Option Plans

Parkvale has Stock Option Plans for the benefit of directors, officers and other selected key employees of Parkvale who are deemed to be responsible for the future growth of Parkvale. Under the plans initiated in 1987 and 1993, there will be no further awards.

In October 2004, the 2004 Stock Incentive Plan (the "Incentive Plan") was approved by the shareholders with an aggregate of 267,000 shares of authorized but unissued shares reserved for future grants. As of June 30, 2008, 127,500 shares have been granted and 71,833 shares are immediately exercisable. The outstanding unvested grants of 55,667 shares become vested equally in December 2008 and December 2009.

The following table presents option share data related to the stock option plans for the years indicated.

Exercise Price Per Share	$ 26.79*	$16.32 & $ 23.20	$19.98#	$ 21.50	$25.71^	$ 22.995	$27.684	$ 31.80	Total
Share balances at:									
June 30, 2005	—	70,133	42,000	66,000	28,000	112,250	—	—	318,383
Granted							10,000		10,000
Exercised		(28,160)		(1,200)		(1,000)			(30,360)
June 30, 2006	—	41,973	42,000	64,800	28,000	111,250	10,000	—	298,023
Granted								12,000	12,000
Exercised		(34,574)		(2,600)		(750)			(37,924)
June 30, 2007	—	7,399	42,000	62,200	28,000	110,500	10,000	12,000	272,099
Granted	95,500								95,500
Forfeited		(3,586)				(1,000)			(4,586)
Exercised		(3,813)	(5,000)	(12,560)		(750)			(22,123)
June 30, 2008	95,500	—	37,000	49,640	28,000	108,750	10,000	12,000	340,890

* Represents the average exercise price of awards made in October 2007 and December 2007.

Represents the average remaining exercise price of awards made in fiscal 1999 through fiscal 2002.

^ Represents the average remaining exercise price of Director awards made in fiscal 2003 through fiscal 2005.

Note J — Net Gain (Loss) on Sale and (Writedown) of Securities (Dollar amounts in thousands)

Fiscal 2008 net loss on securities consists of $3,155 of writedown of available for sale securities offset by gains of $581 due to the sale of various available for sale securities. Fiscal 2007 gains aggregated $440, which consisted of $444 from the sale of various available for sale securities and a loss of $4 from the sale of fixed assets. Fiscal 2006 gains aggregated $128, which consisted of $125 from the sale of various available for sale securities and $3 from the sale of fixed assets. The fiscal 2008 writedowns were necessary to lower the value of equity securities in two of the top ten largest bank holding companies in the United States and preferred stock in Freddie Mac, the largest U.S. Government sponsored mortgage company, to fair value at June 30, 2008.

Note K — Leases
(Dollar amounts in thousands)

Parkvale's rent expense for leased real properties amounted to approximately $1,308 in 2008, $1,311 in 2007 and $1,664 in 2006. At June 30, 2008, Parkvale was obligated under 27 noncancellable operating leases, which expire through 2041. The minimum rental commitments for the fiscal years subsequent to June 30, 2008 are as follows: 2009 — $1,054, 2010 — $882, 2011 — $694, 2012 — $416, 2013 — $353 and later years — $2,401.

Note L — Selected Balance Sheet Information
(Dollar amounts in thousands)

Selected balance sheet data at June 30 is summarized as follows:

Prepaid Expenses and Other Assets:	2008	2007	Other liabilities:	2008	2007
Accrued interest on loans	**$ 5,282**	$ 5,275	Accounts payable and accrued expenses	**$1,765**	$1,623
Reserve for uncollected interest	**(426)**	(193)	Other liabilities	**958**	742
Bank Owned Life Insurance	**23,086**	12,008	Dividends payable	**1,206**	1,236
Accrued interest on investments	**2,795**	4,180	Accrued interest on debt	**899**	998
Other prepaids	**1,164**	2,197	Federal and state income taxes payable	**99**	1,249
Net deferred tax asset	**9,048**	5,891			
Total prepaid expenses and other assets	**$40,949**	$29,358	Total other liabilities	**$4,927**	$5,848

Note M — Quarterly Consolidated Statements of Operations (Unaudited)
(Dollar amounts in thousands, except per share data)

	Three Months Ended				Year Ended
	Sep. 07	Dec. 07	Mar. 08	June 08	June 08
Total interest income	$24,814	$24,976	$24,535	$23,557	**$97,882**
Total interest expense	14,905	15,172	14,488	13,413	**57,978**
Net interest income	9,909	9,804	10,047	10,144	**39,904**
Provision for loan losses	703	288	376	964	**2,331**
Net interest income after provision for losses	9,206	9,516	9,671	9,180	**37,573**
Noninterest income	2,747	2,921	2,553	231	**8,452**
Noninterest expense	7,210	7,288	7,122	7,003	**28,623**
Income before income taxes	4,743	5,149	5,102	2,408	**17,402**
Income tax expense	1,094	1,579	1,576	350	**4,599**
Net income	$ 3,649	$ 3,570	$ 3,526	$ 2,058	**$12,803**
Net income per share:					
Basic	$ 0.65	$ 0.65	$ 0.65	$ 0.38	**$ 2.33**
Diluted	$ 0.65	$ 0.64	$ 0.64	$ 0.38	**$ 2.31**

	Three Months Ended				Year Ended
	Sep. 06	Dec. 06	Mar. 07	June 07	June 07
Total interest income	$23,929	$24,682	$24,332	$24,317	**$97,260**
Total interest expense	14,338	15,277	14,780	14,476	**58,871**
Net interest income	9,591	9,405	9,552	9,841	**38,389**
Provision for loan losses	204	104	304	216	**828**
Net interest income after provision for losses	9,387	9,301	9,248	9,625	**37,561**
Noninterest income	2,628	2,529	2,591	2,610	**10,358**
Noninterest expense	6,847	6,744	7,552	6,896	**28,039**
Income before income taxes	5,168	5,086	4,287	5,339	**19,880**
Income tax expense	1,687	1,630	1,415	1,723	**6,455**
Net income	$ 3,481	$ 3,456	$ 2,872	$ 3,616	**$13,425**
Net income per share:					
Basic	$ 0.61	$ 0.61	$ 0.51	$ 0.64	**$ 2.37**
Diluted	$ 0.61	$ 0.60	$ 0.50	$ 0.63	**$ 2.34**

Note N — Parent Company Condensed Financial Statements (Dollar amounts in thousands)

The condensed balance sheets and statements of income and cash flows for Parkvale Financial Corporation as of June 30, 2008 and 2007 and the years then ended are presented below. PFC's primary subsidiary is Parkvale Savings Bank ("PSB").

Statements of Financial Condition	2008	2007
Assets:		
Investment in PSB	**$130,267**	$135,128
Cash	**209**	241
Other equity investments	**1,458**	2,763
Other assets	**—**	105
Deferred taxes	**925**	27
Total assets	**$132,859**	$138,264
Liabilities and Shareholders' Equity:		
Accounts payable	**$ 22**	$ 158
Trust preferred securities	**—**	7,200
Dividends payable	**1,206**	1,236
Shareholders' equity	**131,631**	129,670
Total liabilities and shareholders' equity	**$132,859**	$138,264

Statements of Operations	2008	2007	2006
Dividends from PSB	**$17,050**	$ 33,560	$ 6,890
(Loss) gain on sale of assets	**(1,714)**	114	61
Other income	**360**	265	220
Operating expenses	**5**	(2,285)	(1,996)
Income before equity in undistributed earnings of subsidiary	**15,701**	31,654	5,175
Equity in undistributed income of PSB	**(2,898)**	(18,229)	8,137
Net income	**$12,803**	$ 13,425	$13,312

Statements of Cash Flows	Year Ended June 30, 2008	2007	2006
Cash flows from operating activities:			
Management fee income received	**$ 144**	$ 144	$ 144
Dividends received	**17,050**	33,560	6,890
Taxes received from PSB	**182**	1,296	411
Payment of trust preferred securities	**(7,200)**	(25,000)	—
Cash paid to suppliers	**(352)**	(2,354)	(2,577)
Net cash provided by operating activities	**9,824**	7,646	4,868
Cash flows from investing activities:			
Proceeds from available for sale security sales	**111**	2,450	2,082
Purchases of available for sale securities	**(1,168)**	(3,529)	(3,656)
Net cash (used in) provided by investing activities	**(1,057)**	(1,079)	(1,574)
Cash flows from financing activities:			
Payment for treasury stock	**(4,949)**	(2,838)	(158)
Allocation of treasury stock to benefit plans	**838**	612	880
Dividends paid to stockholders	**(4,860)**	(4,542)	(4,520)
Stock options exercised	**172**	390	254
Net cash used in financing activities	**(8,799)**	(6,378)	(3,544)
Net increase (decrease) in cash and cash equivalents	**(32)**	189	(250)
Cash and cash equivalents at beginning of year	**241**	52	302
Cash and cash equivalents at end of year	**$ 209**	$ 241	$ 52
Net income	**$12,803**	$ 13,425	$13,312
Adjustments to reconcile net income to net cash provided by operating activities:			
Distributed (undistributed) income of PSB	**2,898**	18,229	(8,137)
Taxes received from PSB	**182**	1,296	411
Decrease of trust preferred securities	**(7,200)**	(25,000)	—
(Increase) in other assets	**793**	(526)	(344)
Decrease (increase) in accrued expenses	**348**	222	(374)
Net cash (used in) provided by operating activities	**$ 9,824**	$ 7,646	$ 4,868

Note O — Fair Value of Financial Instruments (Dollar amounts in thousands)

FAS 107, Disclosure About Fair Value of Financial Instruments, requires the determination of fair value for certain of the Bank's assets, liabilities and contingent liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Noninterest-Bearing Deposits: The carrying amount of cash, which includes noninterest-bearing demand deposits, approximates fair value.

Federal Funds Sold: The carrying amount of overnight federal funds approximates fair value.

Interest-Earning Deposits in Other Banks: The carrying amount of other overnight interest-bearing balances approximates fair value.

Investments and Mortgage-Backed Securities: The fair values of investment securities are obtained from the Wall Street Journal, the Interactive Data Corporation pricing service and various investment brokers for securities not available from public sources. Prices on certain trust preferred securities were calculated using a spread model based on their current credit ratings when market quotes were not available. See Note B for additional information on investment securities.

Cash Surrender Value ("CSV") of Bank Owned Life Insurance ("BOLI"): The carrying amount of the CSV of BOLI approximates fair value.

Loans Receivable: Fair values were estimated by discounting contractual cash flows using interest rates currently being offered for loans with similar credit quality adjusted for standard prepayment assumptions.

Deposit Liabilities: For checking, savings and money market accounts, fair value is the amount payable on demand at June 30. The fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits of similar remaining maturities.

Advances from Federal Home Loan Bank: Fair value is determined by discounting the advances using current rates of advances with comparable maturities as of the reporting date.

Trust Preferred Securities: Fair Value is determined by discounting the securities using current rates of securities with comparable reset rate and maturities.

Commercial Investment Agreements: The carrying amount of these overnight borrowings approximates fair value.

Off-Balance-Sheet Instruments: Fair value for off-balance-sheet instruments (primarily loan commitments) are estimated using internal valuation models and are limited to fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Unused consumer and commercial lines of credit are assumed equal to the outstanding commitment amount due to the variable interest rate attached to these lines of credit.

	2008		2007	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets:				
Cash and noninterest-earning deposits	**$ 18,692**	**$ 18,692**	$ 31,248	$ 31,248
Federal funds sold	**86,000**	**86,000**	114,000	114,000
Interest-earning deposits in other banks	**7,252**	**7,252**	4,803	4,803
Investment securities	**222,275**	**245,969**	350,392	352,477
Mortgage-backed securities	**192,925**	**198,406**	27,210	27,466
Loans receivable	**1,227,870**	**1,216,914**	1,245,957	1,248,586
CSV of BOLI	**23,086**	**23,086**	12,008	12,008
Financial Liabilities:				
Checking, savings and money market accounts	**$ 602,136**	**$ 602,136**	$ 579,591	$ 579,591
Certificates of deposit	**884,509**	**878,956**	868,001	876,673
Advances from Federal Home Loan Bank	**199,094**	**191,430**	207,778	210,927
Trust Preferred Securities	**—**	**—**	7,338	7,200
Commercial investment agreements	**20,554**	**21,965**	12,202	13,106
Off-Balance Sheet Instruments Loan Commitments	**$ 6**	**—**	$ (65)	—

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Parkvale
FINANCIAL CORPORATION

The management of Parkvale Financial Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of June 30, 2008, based on management's assessment, the Company's internal control over financial reporting was effective.

Parente Randolph, LLC, the Company's independent registered public accounting firm, has issued an audit report on our assessment of the Company's internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" within this report.

Robert J. McCarthy, Jr.
President and Chief Executive Officer

Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

September 4, 2008

Report Of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

PARENTERANDOLPH

The Power of Ideas

The Board of Directors and Shareholders of Parkvale Financial Corporation:

We have audited Parkvale Financial Corporation and subsidiaries internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Parkvale Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Parkvale Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and our report dated September 4, 2008 expressed an unqualified opinion.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
September 4, 2008

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, October 23, 2008, at the Pittsburgh Athletic Association, 4215 Fifth Avenue, Pittsburgh, Pennsylvania 15213.

STOCK LISTING

Parkvale Financial Corporation common stock is traded in the over-the-counter market and quoted on the NASDAQ Global Select Market System under the symbol "PVSA."

TRANSFER AGENT

Shareholder communications regarding change of address, change of registration of certificates, reporting of lost certificates and dividend checks should be directed to:

Registrar and Transfer Company	Toll free phone:	1 (800) 368-5948
10 Commerce Drive	Fax:	1 (908) 497-2312
Cranford, NJ 07016	Website:	www.rtco.com

FINANCIAL INFORMATION

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's home page at www.sec.gov or through the Company's website www.parkvale.com. Copies may also be obtained without charge upon request by writing to the company's corporate headquarters at 4220 William Penn Highway, Monroeville, PA 15146 or via email to info@parkvale.com. The telephone number is (412) 373-7200.

INDEPENDENT AUDITORS

Parente Randolph, LLC, Pittsburgh, Pennsylvania

COMMON STOCK INFORMATION

Prices shown below are based on the prices reported by the NASDAQ system.

For the Quarter Ended	High	Low	Dividends
June 2008	**$28.24**	**$23.33**	**$0.22**
March 2008	**28.93**	**24.66**	**0.22**
December 2007	**30.00**	**26.00**	**0.22**
September 2007	**30.50**	**26.50**	**0.22**
June 2007	$30.24	$28.34	$0.22
March 2007	31.77	28.21	0.20
December 2006	34.60	31.08	0.20
September 2006	30.83	28.25	0.20

WEB SITE

Parkvale's web site is http://www.parkvale.com

BOARD OF DIRECTORS

ROBERT D. PFISCHNER, CHAIRMAN
Retired, Former President, E. T. Lippert Saw Co. Manufacturer of saw blades and fabricator of armor plate. Director since 1968 (1)(2)

ROBERT J. MCCARTHY JR., VICE CHAIRMAN
President and Chief Executive Officer, Parkvale Bank and Parkvale Financial Corporation. Director since 1985 (1)(2)

FRED P. BURGER JR., DIRECTOR
Retired, President, Burger Agency, Inc., Real estate brokerage firm and insurance agency. Director since 1981 (1)(2)(3)

ANDREA F. FITTING, PH.D. DIRECTOR
President and Chief Executive Officer, Fitting Group, Inc., Marketing communication firm. Director since 1998 (2)(3)

PATRICK J. MINNOCK, DIRECTOR
President, Minnock Construction Company, Builder and real estate development. Director since 1998 (2)(3)

HARRY D. REAGAN, DIRECTOR
Retired, Former Chief Executive Officer Masontown Division of Parkvale Bank, Former Chairman of the Board and Chief Executive Officer of the Second National Bank of Masontown. Director since 2003 (2)

STEPHEN M. GAGLIARDI, DIRECTOR
Retired, Former Chairman of the Board, President and Chief Executive Officer of Advance Financial Bancorp from 1985 until merger into Parkvale Bank on December 31, 2004. Director since 2006 (2)

(1) Includes term as Director of the Bank prior to organization of the corporation in 1987.
(2) Currently serves as a Director of the Bank.
(3) Currently serves on the Audit Committee.

BOARD OF DIRECTORS
From L to R: back row,
Harry D. Reagan,
Robert J. McCarthy Jr.,
Andrea F. Fitting, PH.D.,
Patrick J. Minnock,
Stephen M. Gagliardi.

Front row,
Robert D. Pfischner,
Fred P. Burger Jr.





SENIOR VICE PRESIDENTS

Seated L to R:
Robert A. Stephens,
Gail B. Anwyll.
Standing L to R:
Timothy G. Rubritz,
Thomas R. Ondek,
Gilbert A. Riazzi.

TIMOTHY G. RUBRITZ, CPA
Senior Vice President
Treasurer & Chief Financial Officer
Vice President-Treasurer of the Corporation since its organization in August 1987; Senior Vice President, Treasurer and Chief Financial Officer of the Bank since December 1989; joined the Bank in June 1985 as Audit Director; with Coopers & Lybrand from 1976 to 1985, serving as a general practice manager from 1982 to 1985.

GAIL B. ANWYLL
Senior Vice President
Human Resources, Marketing & Sales/Training
Senior Vice President of the Bank since June 2000; Director of Human Resources, Marketing and Sales/Training; Assistant Corporate Secretary of the Bank since July 1990 and the Corporation since December 2004; with Lyman Savings & Loan Association from 1976 until merging with Parkvale in August 1989

THOMAS R. ONDEK
Senior Vice President
Deposit Operations
Senior Vice President of the Bank since December 2001; Manager of Deposit Operations; Vice President of the Bank from December 1989 to December 2001; Assistant Vice President from December 1986 to December 1989; Branch Manager from April to December 1985; joined the Bank in May 1984.

GILBERT A. RIAZZI, CPA
Senior Vice President
Chief Information Officer
Senior Vice President of the Bank since December 2003 and Chief Information Officer since July 2002; previously held position as Audit-Compliance Director; joined the Bank as Internal Auditor in May 1992; with Landmark Savings from 1989 to 1992 as Audit Supervisor.

ROBERT A. STEPHENS
Senior Vice President
Chief Lending Officer
Senior Vice President and Chief Lending Officer of the Bank since October 2007; Senior Vice President and Chief Lending Officer of Laurel Savings Bank from July 2003 to August 2006; previously with Parkvale as Senior Vice President from December 2000 to June 2003 and Assistant Chief Lending Officer from December 1998 to June 2003; Vice President from December 1989 to December 2000; Assistant Vice President from November 1984 to December 1989; joined the Bank in August 1981 as loan officer.



JOSEPH C. DEFAZIO
Assistant Treasurer of the Corporation since April 2003; Vice President of the Bank since December 2000 and Assistant Treasurer since December 1995; Assistant Controller from December 1986 to December 1995; joined the Bank in October 1984 as Accounting Supervisor.



THOMAS A. WEBB
Vice President - Manager of Consumer, Mortgage Lending and Asset Management of the Bank since September 2003; joined the Bank in June 2003; with Laurel Savings and Loan Association from 1998 to 2003 serving as Vice President and Chief Lending Officer.



PATRICIA A. LOWE
Vice President - Branch Operations since December 2005; Security Officer of the bank from 2005-2007; previously held positions in Branch Operations, Assistant Savings Manager, Electronic Banking Manager, Training Director and Branch Manager; joined the bank in April 1989.



CHRISTOPHER M. TROMBETTA
Vice President of the Bank since January 2007; Manager – Commercial Services since January 2006; Senior Assistant Vice President since December 2005; joined Parkvale in July 2002 as Commercial Loan Officer; with PSP Financial Services, a brokerage firm from 2001 to 2002.

Awards

Parkvale is proud to be the recipient of the following awards recognizing our commitment to community service.

PENNSYLVANIA ASSOCIATION OF COMMUNITY BANKERS (PACB)

At the 130th PACB Annual Convention held September 2007 in Waikoloa, Hawaii, Parkvale received two awards in the over $400 million asset category: ***Best-of-the-Best*** for community activities during the Community Banking celebration in April 2007 and the ***Community Service Award*** for the continued generosity of Parkvale employees. "Parkvale Bank's commitment to community involvement and to the principles of community banking is deserving of special recognition, and we are proud to honor your activities," said Kristin Warner, PACB Communications Coordinator.


COMMUNITY SERVICE AWARD
COMMUNITY BANKING AWARD

HERE IS JUST A SAMPLING OF THE ACTIVITIES THAT WON THESE AWARDS FOR THE BANK.

Like many of Parkvale's branch offices during Community Banking Week in April, the **Cherry Tree Office** sponsored blood pressure screenings through the local Albert Gallatin Home Care & Hospice, a countywide organization that emphasizes quality of life to patients. Our **Wexford Office** arranged for the Pine Township Fire Department to bring one of its fire trucks to the office parking lot so area children could climb aboard while the Fire Chief provided home safety tips to the parents. At the **Masontown Office**, the Masontown Police Chief distributed free gunlocks to area residents through Project Childsafe, a nationwide firearm safety education program, and our **Follansbee Office** invited a local pharmacist to conduct free blood sugar and blood pressure screenings for area residents in their lobby. Other community activities included collecting canned and nonperishable food items for local food banks, offering free shredding to customers as part of increasing identity theft awareness and conducting free financial consultations by a Parkvale licensed Financial Representative.

Additional activities that demonstrate Parkvale's strong involvement in its communities and qualified the Bank for PACB's Community Service Award are presented on page 50 of the Annual Report, ***"Hearts Full of Grace."***

Officers

CORPORATE OFFICERS

Lisa E. Forlano, CPA	Assistant Controller
Deborah M. Cardillo	Corporate Secretary

SENIOR ASSISTANT VICE PRESIDENTS

Traci S. Bycura	Accounting
Susan V. Comis	Mortgage Lending
William E. Fritz	Manager-Monroeville Office
Karen S. Grainy	Deposit Operations
Mark A. Landi	Information Technology
Kevin M. McCarthy	Investments
Linda L. Mikelas	Manager-Millvale Office
Rose S. Modero	Consumer Lending
Janice C. Muto, PHR	Human Resources
Margaret L. Ocepek	Security Officer

ASSISTANT VICE PRESIDENTS

Thomas P. Ansani	Manager-New Kensington
Carmen J. Bauccio, CFSA	Auditing
Dianne M. Brosky	Manager-Kennedy Office
Lisa M. Cimbala	Loan Purchasing
Rhonda S. Clark	Manager-PMC Office
Christopher E. Conroy	Manager-Grant Street Office
Tammy H. Czyz	Manager-Wexford Office
Janet L. Gonzales	Consumer Lending
Despina Insogna	Manager-Verona Office
Sandra A. Keicher	Manager-Brentwood Office
Robert G. Lane	Indirect Lending
Rene` Lelli-Moziejko	Sales and Training
William M. Lyle	Commercial Services
Gregory P. Matisko	Manager-Riverview Office
Janet E. Michalik	Manager-Masontown
Darrell F. Pendro	Manager-Fourth & Wood Office
Debra J. Petraglia	Manager-Village Square Office
Miriam A. Pollock	Loan Servicing
Shelley R. Schweinsberg	Loan Production Manager
Linda A. Seyko	Electronic Banking
John F. Sierzega	Manager-Caste Village Office
Mary Lou Turbish	Manager-Aliquippa Office
Barbara A. Yaussy	Manager-Wellsburg
Robert A. Yoswick, CPA	Commercial Services



LINDA BARKER
Monroeville



JUDITH BAKER
Noble Manor



AARON BOTT
Squirrel Hill & Riverview



LORI KEMP
Riverview



STEPHEN V. KIJANKA
Squirrel Hill & Arlington



JOYCE LINDGREN
North Hills & Oakland



PANDY PHILLABAUM
Brownsville

2007 ALL STAR SALUTE



MARY REISS
Crafton



JOYCE TRUFFA
Floater



MAUREEN WASKO
Brownsville



DEBRA WEBER
West View

When you experience customer service at Parkvale, we believe that you will experience ***exceptional*** customer service that starts with a simple ***SMILE*** and continues with a knowledgeable and dedicated staff.

SMILE is an acronym that pledges to greet customers with a *S*mile, ***M***ake eye contact, ***I***nquire about their needs, ***L***isten to their desires and show ***E***nthusiasm. It is our pledge to our customers every time they walk through our doors. Every time!

One group of individuals who exemplify the spirit of our ***SMILE*** program is the 2007 Parkvale All Stars. To earn recognition as an All Star, these employees actively and consistently participate in the Bank's Star Performer Program. Developed over 18 years ago, the Star Performer Program quickly grew from a way to educate our employees about the Bank's many products and services to a sophisticated sales platform that emphasizes service before the sale...exceptional, friendly service. For our All Stars, you can see the Program come alive in their belief in our pledge. You can hear it in their ***SMILEs***, and you can feel it every time a customer opens our doors.

Each year our staff is challenged with increased product line complexity, competitive markets and new buying behaviors. Yet, this never stops our All Stars who meet and conquer the challenge, and in doing so bring more to our customers' banking experience. Much is written today about ownership and accountability in the workforce, but for these eleven employees 'ownership' and 'accountability' are only substitute words for old fashioned ones like 'dedication', 'attitude' and ***SMILEs***.

We are extremely proud of our 2007 All Stars and extend our congratulations to them for this high achievement.

20 Years of Service

Here at Parkvale we are privileged to have a core group of employees whose knowledge and shared experiences have created a strong, experienced team. Whether they're servicing our customers or working behind the scenes, it is employees, like Deborah, Freda, Karla and Peggy, who make a difference in our organization. We welcome them to our core group of thirty-two employees who have served the Bank 20 or more years, who believe in delivering exceptional customer service each and every day and who exemplify the SMILE qualities inherent to the Bank's success.

In May, our President honored these four employees at an appreciation dinner where each received a Certificate of Appreciation and a gold watch as an expression of our thanks. We all join in congratulating them for their years of service to the Bank, for their commitment to friendly service and ... for those contagious smiles.



Seated: Karla Semonick.
Standing L to R:
Deborah A. Smodic,
Freda Hospodavis.
Missing from the photo:
Peggy Davis.



Partners' East summer picnic with Family Service of Western Pennsylvania.

Hearts full of grace

What motivates a volunteer? We all know volunteers work for free, so money can't be a motivator. We all know volunteers spend countless hours away from their home lives, so personal time can't be a motivator. No, to find out what really motivates a volunteer you need to be at their events to see the numerous smiles, hugs, and thanks given and received. And, that's priceless!

Dr. Martin Luther King, Jr. knew this when he spoke about the qualities of being a volunteer, ***"You only need a heart full of grace. A soul full of love."*** Parkvale's heart beats stronger today because of our employees who extend themselves beyond expectations, who manage to find over 100 ways to make a difference year after year, and whose souls are full of love for their community.

Apart from a united effort of raising funds through selling Sarris candy and actively participating in the Girl Scouts-Trillium Council program, *"Cookies for Troops,"* Parkvale volunteers can be found everywhere you look these days, contributing their time, energy and talents to the causes they hold dear. Collectively over the years they have raised more than $200,000.

Here's their story, plain and simple, about caring folks, doing caring things, for their communities. We are extremely proud of the dedication and enthusiasm exhibited by all of our Parkvale volunteers whose hearts are full of grace and souls are full of love.

CENTRAL LINK TEAM - FRIENDS TO FRIENDS

Parkvale Bank's Central Link Team is comprised of over 100 employees from corporate headquarters in Monroeville, Pa. This Team has partnered with a new charity this year, which like their previous one, benefits children with disabilities. Their new charity, **Friends to Friends, Inc.**, is a non-profit organization that joins these children with non-special needs children in a social environment. To raise funds for Friends to Friends, the Central Link Team organized a number of fundraisers from bake sales, luncheons and 50/50 raffles to a car wash and silent auction.

NORTH STARZ TEAM- VOICe

Employees from Parkvale's eight offices in the North Hills of Pittsburgh make up this team. The North Starz Team supports **Victim Outreach Intervention Center**, a non-profit organization known by the acronym VOICe. The mission of VOICe is to provide free and confidential services to victims through its 24-hour emergency hotline and group/individual counseling. The North Starz Team has come up with a unique way to raise funds. On Fridays, branch employees wear the business logo of a customer on the front of their shirts. The business customer donates $25 per shirt. Additionally, the North Starz are host to two major fundraisers, a Murder Mystery Dinner and Celebrity Auction.

PARTNERS EAST TEAM - FSWP

Parkvale Bank's Partners East Team is made up of employees from nine offices in the eastern suburbs of Pittsburgh. Partners East supports **Family Services of Western Pennsylvania** (FSWP), an organization that provides a variety of programs, services and activities for deserving children, adults and families. Several years ago, Partners East initiated a Special Needs Fund to provide emergency assistance to many local families. Apart from holding fundraisers, the Team also spends many enjoyable moments with these children at their annual summer picnic where they distribute backpacks filled with school essentials.

POWER TEAM - THE SALVATION ARMY

Parkvale Bank's POWer Team is comprised of employees from seven offices in Ohio and WV and one in PA. This Team exerts its charitable efforts by donating to **The Salvation Army** throughout Ohio and West Virginia. Their major fundraiser is a yearly car show held in July for owners of vintage autos and auto enthusiasts alike. Additionally, with two employees within the POWer Team recently diagnosed with cancer, the Team signed on to be a third time sponsor of the Brooke County Relay for Life, a major fundraiser for the American Cancer Society.

STEEL CITY TEAM - HEARTH

Parkvale Bank's Steel City Team is made up of employees from eight offices located within the city of Pittsburgh. The team partners in the community with **HEARTH**, which offers transitional housing and job training for homeless women with children. For the past six years, the

SWAT at Special Olympics Summer Games' Funfest





Steel City Team has been the presenting sponsor of HEARTH's *The Art of Wine and Food.* Additionally, customers and employees donate items for its annual *HEARTH's Moms Pampered by Parkvale*. During the holiday season, Steel City makes sure each Mom has a decorated Christmas tree and plenty of presents underneath for their children.

SWAT TEAM - SPECIAL OLYMPICS

Parkvale Bank's SWAT Team consists of employees from eight offices in Pittsburgh's South Hills area. The Team supports the **Allegheny County Pennsylvania Special Olympics**, which promotes goodwill and competitiveness in children and adults with mental retardation. For the past six years, they have been a major sponsor of the Summer Games, where over 600 athletes compete in various track and field events. Additionally, the Team was the title sponsor of the Annual Special Olympics Singles and Team/ Unified Bowling tournaments, which took place during January and February. Other fundraising efforts include an annual miniature golf night.

TRI-STARZ TEAM - CYS

Parkvale Bank's Tri-Starz Team consists of five offices in Fayette County, one in Allegheny County and one in Washington County. This team provides charitable aid and assistance to Fayette County's **Children & Youth Services** (CYS). The agency's goal is to ensure the safety and stability of the lives of children who use their services. Throughout the year, the Tri-Starz Team provided the children with over-night bags and back-to-school bags, sponsored a Halloween party and participated in the CYS/Crime Victim Center Rally.

HEARTS FULL OF GRACE AND... TUMMIES FULL OF YUMMY COOKIES

What better way to say thanks to our military personnel overseas than through some hometown messages and yummy Girl Scouts cookies?

For the third consecutive year, Parkvale employees and customers alike joined with the Girl Scouts-Trillium Council to send personal notes of encouragement and boxes of Girl Scout Cookies to our armed forces. At the end of the month long campaign, Parkvale had raised $2,000 through its 48 community offices. Combining our donation will all others in the area, the Girl Scouts-Trillium Council was able to send over 27,000 boxes of cookies for the troops. Now that's sweet!

Tri-Starz present a check to the Fayette County's Children & Youth Services.


PARKVALE BANK

COMMUNITY OFFICES

Downtown Pittsburgh

Fourth & Wood
307 Fourth Avenue
Pittsburgh, PA 15222

Grant Street
Omni William Penn Hotel
559 Grant Street
Pittsburgh, PA 15219

Market Square
200 Fifth Avenue
Pittsburgh, PA 15222

East

Greenfield
503 Greenfield Avenue
Pittsburgh, PA 15207

Greengate
1420 Greengate Centre Circle
Greensburg, PA 15601

Monroeville
4220 William Penn Highway
Monroeville, PA 15146

Murray Avenue
4300 Murray Avenue
Pittsburgh, PA 15217

New Kensington
401 Ninth Street
New Kensington, PA 15068

Norwin
90 Malts Lane
North Huntingdon, PA 15642

Oakland
3520 Forbes Avenue
Pittsburgh, PA 15213

Riverview
90 Tarentum Bridge Road
New Kensington, PA 15068

Squirrel Hill
1940 Murray Avenue
Pittsburgh, PA 15217

Verona
Rivertown Shops
74 Allegheny River Boulevard
Verona, PA 15147

South

Arlington
2132 Arlington Avenue
Pittsburgh, PA 15210

Brentwood Towne Square
501 Towne Square Way
Pittsburgh, PA 15227

Caste Village
650 Caste Village
Pittsburgh, PA 15236



Pleasant Hills Office Interior. Opened November 2007.

Mt. Washington
55 Wyoming Street
Pittsburgh, PA 15211

Peters Township
3801 Washington Road
McMurray, PA 15317

Pleasant Hills
681 Clairton Blvd
Pleasant Hills, PA 15236

Village Square
1500 Oxford Drive
Bethel Park, PA 15102

North

Aliquippa
Aliquippa Shopping Center
2719 Brodhead Road
Aliquippa, PA 15001

Allegheny Center
160 Allegheny Center Mall
Pittsburgh, PA 15212

Beaver Falls
1400 Seventh Avenue
Beaver Falls, PA 15010

Cranberry
Cranberry Mall, Rte 19
Cranberry Township, PA 16066

Gibsonia
600 Walmart Drive
Gibsonia, PA 15044

Millvale
420 Grant Avenue
Pittsburgh, PA 15209

North Hills
McKnight Seibert Shopping Center
4885 McKnight Road
Pittsburgh, PA 15237

Observatory Hill
3908 Perrysville Avenue
Pittsburgh, PA 15214

West View
West View Park Shopping Center
997 West View Park Drive
Pittsburgh, PA 15229

Wexford
Pine Tree Shoppes
12095 Perry Highway
Wexford, PA 15090

West

Crafton
Crafton-Ingram Shopping Center
11 Foster Avenue
Pittsburgh, PA 15205

Greentree Road
Greentree Road Shopping Center
1970 Greentree Road
Pittsburgh, PA 15220

Heidelberg
2100 Washington Pike
Carnegie, PA 15106

Kennedy Township
1789 Pine Hollow Road
McKees Rocks, PA 15136

Noble Manor
2300 Noblestown Road
Pittsburgh, PA 15205

Robinson Township
6298 Steubenville Pike
Pittsburgh, PA 15205

Advance Financial Division—Ohio & West Virginia

Bridgeport
435 Main Street
Bridgeport, OH 43912

Follansbee
1409 Main Street
Follansbee, WV 26037

Hollywood Plaza
125 Stanton Boulevard
Steubenville, OH 43952

Shadyside
4000 Central Avenue
Shadyside, OH 43947

Sunset
4420 Sunset Boulevard
Steubenville, OH 43952

Wellsburg
1015 Commerce Street
Wellsburg, WV 26070

Wintersville
805 Main Street
Wintersville, OH 43953

Masontown Division—Fayette County

Brownsville
6023 National Pike East
Grindstone, PA 15442

Chalk Hill
2951 National Pike
Chalk Hill, PA 15421

Cherry Tree
55 Matthew Drive
Uniontown, PA 15401

Masontown
110 South Main Street
Masontown, PA, 15461

Uniontown
173 Morgantown Street
Uniontown, PA 15401


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END